UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July 2015

Commission File Number 001-16174

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Translation of registrant’s name into English)

5 Basel Street, P.O. Box 3190

Petach Tikva 4951033 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of

2015 Annual Meeting of Shareholders

July 30, 2015

Dear Shareholder,

It is with great pride that I write to you for the first time as Chairman of Teva’s Board. Since my appointment last year, my fellow Board members and I have sought to fulfill our duties as directors in a manner that upholds Teva’s traditions of excellence. With our recent agreement to acquire Allergan Generics, we are even more confident that Teva will reinforce its already strong positions in both generics and specialty pharmaceuticals in a way that will provide patients and health care systems across the globe with better access to high quality affordable medicines and generate significant value for our shareholders.

Corporate governance is a priority of the Board, as we know it is for you. Since my appointment, we have focused much time and effort on the continuing and comprehensive enhancements to Teva’s governance practices. My vision is that Teva’s Board be a diverse yet cohesive unit that values feedback from our shareholders to provoke discussion and ultimately make the best decisions for Teva. With these goals in mind, we initiated significant changes over the past year, intensifying our efforts to improve our Board, including its organization, composition and committee functions.

Following last year’s Annual Meeting, two new directors who have extensive first-hand knowledge of the global pharmaceutical industry as well as other relevant experience joined the Board. We have greatly benefited from their fresh perspectives over this past year. We are now proposing that you elect three additional new directors this year, each of whom brings new skills and experience to the Board. These candidates will replace three existing directors, who will be stepping down. The new directors will strengthen the Board’s diversity in terms of age, gender, ethnicity, experience and background. I am determined to fully leverage the energy and drive that a more diverse and experienced Board will bring to Teva and its shareholders.

The Board has also reviewed our director compensation. As a result of that review, we are proposing a revised compensation structure which consists of an annual fee and a committee membership fee (which may vary by committee), eliminates the per meeting fee and, most importantly, introduces long term equity-based compensation for directors. This new structure is consistent with the comprehensive overhaul of Teva’s governance to better align director compensation with shareholder interests.

I invite you to join us in person at the Annual Meeting. However, whether or not you plan to attend in person, it is important that your shares be represented. Holders of Teva’s American Depositary Shares are being provided with voting instruction cards from JPMorgan Chase Bank, N.A., the depositary of the ADSs, which will enable them to instruct JPMorgan on how to vote the Teva ordinary shares represented by their ADSs with respect to the proposals listed in the notice. Accordingly, please submit your vote in one of the manners indicated on the enclosed voting instruction card at your earliest convenience. I encourage your participation and engagement and am always open to hear your concerns and feedback.

I am proud of all that we have accomplished over the past year. The Board and management team have taken significant steps to improve the Company’s operations, performance, financial position and governance. I am even more energized about the future as we proceed with the purchase of Allergan Generics, grow our specialty business and move forward on many other exciting fronts. Teva is well-positioned to meet the challenges ahead and continue our track record of consistent growth and value creation in the year to come. Thank you for your continued support.

Sincerely,

Prof. Yitzhak Peterburg

Chairman of the Board of Directors

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Notice of Annual Meeting of Shareholders

Notice is hereby given that the 2015 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Thursday, September 3, 2015, at 4:30 p.m. local time, for the following purposes:

1.	To appoint the following persons to the Board of Directors, each to serve until the 2018 annual meeting of shareholders: Roger Abravanel, Rosemary A. Crane, Gerald M. Lieberman and Galia Maor.

2.	To appoint Gabrielle Greene-Sulzberger to serve as a statutory independent director for a term of three years, commencing following the Meeting, and to approve her remuneration and benefits.

3.	Director Remuneration:

a.	To approve an amendment to the Company’s Compensation Policy with respect to director remuneration.

b.	To approve the remuneration to be provided to the Company’s directors.

c.	To approve the remuneration to be provided to Prof. Yitzhak Peterburg, Chairman of the Board of Directors.

4.	Terms of Office and Employment of the Company’s President and Chief Executive Officer, Mr. Erez Vigodman:

a.	To approve an amendment to the Terms of Office and Employment of the Company’s President and Chief Executive Officer, Mr. Erez Vigodman.

b.	To approve the payment of a special bonus to the Company’s President and Chief Executive Officer, Mr. Erez Vigodman.

5.	To approve the Company’s 2015 Long-Term Equity-Based Incentive Plan.

6.	To appoint Kesselman & Kesselman, a member of PricewaterhouseCoopers International Ltd., as the Company’s independent registered public accounting firm until the 2016 annual meeting of shareholders.

In addition, shareholders will consider the Company’s annual consolidated financial statements for the year ended December 31, 2014. Teva urges all of its shareholders to review its annual report on Form 20-F, which is available on its website at www.tevapharm.com. If you would like a paper copy, you may contact Investor Relations in the United States at +1 (215) 591-8912 or in Israel at +972 (3) 926-7656.

Only shareholders of record at the close of business on August 4, 2015 will be entitled to vote at the Annual Meeting. Two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, shall constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting shall be adjourned to one week from that day, at the same time and place.

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

Company Secretary

July 30, 2015

PROXY STATEMENT

THE MEETING

The 2015 Annual Meeting of Shareholders (the “Meeting” or the “Annual Meeting”) of Teva Pharmaceutical Industries Limited (“Teva” or the “Company”) will be held at Teva’s executive offices at 5 Basel Street, Petach Tikva, Israel, on Thursday, September 3, 2015, at 4:30 p.m. local time.

Record Date; Shareholders Entitled to Vote; Admission

Only shareholders of record at the close of business on August 4, 2015 will be entitled to vote at the Annual Meeting, and any adjournments or postponements thereof. At such time, each issued and outstanding ordinary share, par value NIS 0.10 per share (or each American Depositary Share representing such an ordinary share), shall entitle its holder to one vote on each matter properly submitted at the Annual Meeting.

Attendance at the Annual Meeting will be limited to shareholders, their legal proxy holders or their authorized persons. To gain admission to the Annual Meeting, one must have a form of government-issued photograph identification and proof of share ownership as of the record date, issued by a broker or bank. Legal proxy holders and authorized persons will also need to submit a document of appointment, in accordance with the Company’s Articles of Association.

Quorum, Required Vote and Voting Procedures

A minimum of two shareholders who are present at the Annual Meeting, in person or by proxy or represented by their authorized persons, and who hold in the aggregate twenty-five percent or more of the paid-up share capital of the Company, will constitute a legal quorum. Should no legal quorum be present one half hour after the scheduled time, the Meeting will be adjourned to one week from that day, at the same time and place. Should such legal quorum not be present one half hour after the time set for the adjourned meeting, any two shareholders present, in person or by proxy, who jointly hold twenty percent or more of the paid-up share capital of the Company will then constitute a legal quorum.

The affirmative vote of the holders of a majority of the Company’s ordinary shares participating and voting at the Annual Meeting, in person or by proxy or through their representatives, is required to adopt each of the proposals to be presented at the Meeting. Proposals 2 and 3(b) further require that either (i) such majority includes at least a majority of the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder, who are present and voting (abstentions are disregarded), or (ii) the votes cast by shareholders who are not controlling shareholders and who do not have a personal interest in the matter as a result of a relationship with a controlling shareholder who are present and voted against the proposed resolution constitute two percent or less of the voting power of the Company. Proposal 3(a) also requires that either (i) such majority includes at least a majority of the shareholders who are not controlling shareholders and who do not have a personal interest in the matter, who are present and voting (abstentions are disregarded), or (ii) the shareholders who are not controlling shareholders and who do not have a personal interest in the matter who were present and voted against the approval of such proposals hold, in the aggregate, two percent or less of the voting power of the Company (“Disinterested Majority”).

Pursuant to the Israeli Companies Law, 5759-1999, as amended (the “Israeli Companies Law”), each shareholder voting on proposals 2 and 3(b) is required to inform the Company prior to voting at the Meeting if the shareholder is a controlling shareholder of the Company and if the shareholder has a personal interest in proposals 2, 3(a) or 3(b) as a result of a relationship with a controlling shareholder, and each shareholder voting on proposal 3(a) is required to inform the Company prior to voting at the Meeting thereon, if the shareholder has a personal interest in the proposal (whether or not as a result of a relationship with a controlling shareholder). Otherwise, the shareholder’s vote on such proposals may not be counted.

Under the Israeli Companies Law, “personal interest” includes the personal interest of a shareholder’s spouse, siblings, parents, grandparents, descendants, spouse’s descendants, siblings or parents or the spouse of any of such persons, the personal interest of any entity in which a shareholder or one of its aforementioned relatives serves as a director or chief executive officer, owns 5% or more of such entity’s outstanding shares or voting rights or has the right to appoint one or more directors or the chief executive officer, and the personal interest of anyone voting by proxy or granting a proxy, but does not include a personal interest arising solely from holding the Company’s shares. Under the Israeli Companies Law, a “controlling shareholder” is a shareholder who has the ability to direct the activities of the Company (other than by holding a position in the Company). A shareholder holding 50% or more of the voting rights of the Company is presumed to be a controlling shareholder.

The Company is not currently aware of any “controlling shareholder,” as defined under the Israeli Companies Law, and therefore expects that none of its shareholders have a personal interest with respect to proposals 2, 3(a) or 3(b) as a result of a relationship with a controlling shareholder. The enclosed form of voting instruction card includes a certification that, unless you inform the Company otherwise, you certify that you are not a controlling shareholder and neither you, nor any of the persons or entities described above, have such a personal interest in any of proposals 2, 3(a) or 3(b).

Under the terms of the Depositary Agreement among Teva and JPMorgan Chase Bank, N.A., which acts as the Depositary, and the holders of the Company’s American Depositary Shares (“ADSs”), the Depositary shall endeavor (insofar as is practicable and in accordance with the Articles of Association of the Company) to vote or cause to be voted the number of ordinary shares represented by ADSs in accordance with the instructions provided by the holders of ADSs to the Depositary by the deadline set. If instructions are not received by the Depositary by the deadline, the Depositary Agreement provides that a discretionary proxy for the ordinary shares represented by such uninstructed ADSs be given to a person designated by the Company; however, similar to our practice last year, we will not use our right to such a discretionary proxy for uninstructed ADSs at the Meeting.

Shareholder Proposals

Under Israeli law, one or more shareholders holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of a shareholders meeting (including proposing the nomination of a candidate to the Company’s Board of Directors (the “Board of Directors”) for consideration by the Company’s corporate governance and nominating committee) by submitting such proposal within seven days of publication of the Company’s notice with respect to its general meeting of shareholders. Accordingly, any shareholder holding 1% or more of the voting rights of the Company may request to include a proposal on the agenda of this Meeting by submitting such proposal in writing to the Company no later than August 6, 2015, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary.

Under Teva’s Articles of Association, shareholders holding 1% or more of the voting rights in the Company may propose to include a matter on the agenda of the 2016 annual meeting of shareholders by submitting the proposal in writing to the Company at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than 14 days after the date of first publication by the Company of its 2015 consolidated financial statements.

Any such shareholder proposal must comply with the requirements of applicable law and Teva’s Articles of Association. The requirements under Teva’s Articles of Association include providing information such as: (i) the number of shares held by the proposing shareholder, directly or indirectly, and, if any such shares are held indirectly, an explanation of how they are held and by whom, (ii) the shareholder’s purpose in making the request; (iii) any agreements, arrangements, understandings or relationships between the shareholder and any other person with respect to any securities of Teva or the subject matter of the request; and (iv) if the shareholder wishes to include a statement in support of his or her proposal in Teva’s proxy statement, if provided or published, a copy of such statement. If the proposal is to nominate a candidate for election to the Board of Directors, the proposing shareholder must also provide (a) a declaration signed by the nominee and any other information required under the Israeli Companies Law, (b) additional information in respect of the nominee as would be required in response to the applicable disclosure requirements in Israel or abroad, including those of Item 6A (directors and senior management), Item 6E (share ownership) and Item 7B (related party transactions) of Form 20-F of the U.S. Securities and Exchange Commission, to the extent applicable, (c) a representation made by the nominee of whether the nominee meets the objective criteria for an independent director and/or statutory independent director of a company such as Teva under the Israeli Companies Law and/or under any applicable law, regulation or stock exchange rules, in Israel or abroad, and if not, then an explanation of why not, and (d) details of all relationships and understandings between the proposing shareholder and the nominee.

Under Israeli law, any shareholder of the Company may submit to the Company a position statement on its behalf, expressing its position on an item on the agenda of the Meeting, at its executive offices at 5 Basel Street, P.O. Box 3190, Petach Tikva 4951033, Israel, Attn: Company Secretary, no later than August 24, 2015. Any position statement received will be publicized by the Company.

Householding of Proxy Materials

Some banks, brokers and other nominee record holders may participate in the practice of “householding” proxy statements. This means that only one copy of this proxy statement may have been sent to multiple shareholders in your household. The Company will promptly deliver a separate copy of the proxy statement, as well as its annual report, to you if you write to or call the Company at the following address or phone numbers: Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, phone: +972 (3) 926-7656, Attn: Investor Relations or in the United States at +1 (215) 591-8912. If you want to receive copies of the Company’s proxy statement in the future, or if you are receiving multiple copies and would like to receive only one copy for your household, you should contact your bank, broker or other nominee record holder, or you may contact the Company at the above address and phone numbers.

Expenses of Solicitation of Proxies

The Company will bear the entire cost of solicitation of proxies, including preparation, assembly, printing, and mailing of this proxy statement, the voting instruction card and any additional information furnished to shareholders. The Company may reimburse brokerage firms and other persons representing beneficial owners of ordinary shares or ADSs for reasonable expenses incurred by them in forwarding proxy soliciting materials to such beneficial owners. The Company has retained D.F. King & Co., Inc. to assist with the solicitation of proxies for a fee in the amount of $12,000, plus reimbursable expenses. In addition to solicitation by mail, certain of the Company’s directors, officers and regular employees, without additional remuneration, may solicit proxies by telephone, facsimile or personal contact.

PROPOSAL 1: ELECTION OF DIRECTORS (OTHER THAN STATUTORY INDEPENDENT DIRECTOR)

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including several directors with global pharmaceutical experience. This year, our Board of Directors will undergo further change, with certain directors stepping down from office and new nominees who further add diversity, talent and experience to the Board. Through these efforts, we have reduced the average tenure and age of our directors, while decreasing the size of the Board to 13 members. Our Chairman of the Board is independent under NYSE regulations, and our President and CEO serves on the Board, which facilitates collaboration between the Board and management. Corporate governance remains a high priority, and we continue to evaluate the size and composition of the Board to ensure that it maintains dynamic, exceptionally qualified leadership.

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of Roger Abravanel, Rosemary A. Crane, Gerald M. Lieberman and Galia Maor as directors, each to serve until Teva’s 2018 annual meeting of shareholders. Mr. Abravanel and Ms. Maor are currently members of the Board of Directors, and all such nominees are independent under the NYSE regulations. In addition, Ms. Maor has been designated by the audit committee as a designated independent director under Israeli law (as further described below).

Mr. Erez Vigodman, our President and Chief Executive Officer, whose term as a director would otherwise expire at this Meeting, has been appointed by the Board, in accordance with the Company’s Articles of Association, to continue as a member of the Board for the term of his service as President and Chief Executive Officer.

Teva’s Board of Directors recommends that shareholders vote FOR the appointment of Roger Abravanel, Rosemary A. Crane, Gerald M. Lieberman and Galia Maor as directors, each to serve until Teva’s 2018 annual meeting of shareholders.

PROPOSAL 2: ELECTION OF STATUTORY INDEPENDENT DIRECTOR

Following the recommendation of Teva’s corporate governance and nominating committee, the Board of Directors recommends that shareholders approve the appointment of Gabrielle Greene-Sulzberger as a statutory independent director for a term of three years commencing following the Meeting, and that her remuneration and benefits be as described below under “Director Compensation, Insurance, Exemption and Indemnification,” or, subject to shareholder approval of proposal 3(b) at the Meeting, as described therein.

Teva’s Board of Directors recommends that shareholders vote FOR the appointment of Gabrielle Greene-Sulzberger as a statutory independent director, as well as approve the remuneration and benefits to be paid to her.

Directors

The following table sets forth information regarding the directors of Teva as of July 30, 2015:

Name	Age	Director Since	Term Ends
Prof. Yitzhak Peterburg – Chairman	64	2012	2016
Roger Abravanel	69	2007	2015
Dr. Sol J. Barer	68	2015	2017
Dr. Arie Belldegrun	65	2013	2016
Amir Elstein	59	2009	2016
Jean-Michel Halfon (1)	63	2014	2017
Prof. Richard A. Lerner (2)	76	2012	2015
Prof. Moshe Many (2)	86	1987	2016
Galia Maor	72	2012	2015
Joseph Nitzani (1)	68	2008	2017
Dan Propper (2)	74	2012	2017
Ory Slonim	72	2008	2017
Erez Vigodman (3)	55	2009	2015

(1)	Statutory independent director elected in accordance with the Israeli Companies Law.
(2)	Prof. Lerner’s term will expire at the end of the Meeting. Prof. Many and Mr. Propper have informed the Board of Directors that they will resign from the Board of Directors following the Meeting.
(3)	Mr. Vigodman also serves as Teva’s President and Chief Executive Officer.

Persons Being Considered for Election at this Annual Meeting

Roger Abravanel joined Teva’s Board of Directors in 2007. In 2006, Mr. Abravanel retired from McKinsey & Company, which he joined in 1972 and where he had become a principal in 1979 and a director in 1984. Mr. Abravanel has provided consulting services to Israeli and Italian private and venture capital funds. Mr. Abravanel served as a director of COFIDE—Gruppo De Benedetti SpA. from 2008 until 2013, as a director of Luxottica Group SpA. from 2006 to 2014 and as a director of Admiral Group plc from 2012 to 2015. Mr. Abravanel currently serves as a director Banca Nazionale del Lavoro (a subsidiary of BNP Paribas), and as Chairman of INSEAD’s Advisory Group in Italy. Mr. Abravanel received a bachelor’s degree in chemical engineering from the Polytechnic University in Milan in 1968 and an M.B.A. from INSEAD (with distinction) in 1972. Mr. Abravanel’s years of service as an international business consultant, including to the pharmaceutical industry, together with his service as a director at leading firms in Europe, provides a broad business and management perspective.

Rosemary A. Crane served as President and Chief Executive Officer of MELA Sciences, Inc. from 2013 to 2014. Ms. Crane was Head of Commercialization and a partner at Appletree Partners from 2011 to 2013. From 2008 to 2011, she served as President and Chief Executive Officer of Epocrates Inc. Ms. Crane served in various senior executive positions at Johnson & Johnson from 2002 to 2008, including as Group Chairman, OTC & Nutritional Group from 2006 to 2008, as Group Chairman, Consumer, Specialty Pharmaceuticals and Nutritionals from 2004 to 2006, and as Executive Vice President of Global Marketing for the Pharmaceutical Group from 2002 to 2004. Prior to that, she held various positions at Bristol-Myers Squibb from 1982 to 2002, including as President of U.S. Primary Care from 2000 to 2002 and as President of Global Marketing and Consumer Products from 1998 to 2000. Ms. Crane has served as Vice Chairman of the Board of Zealand Pharma A/S since 2015. Ms. Crane received an M.B.A. from Kent State University in 1986 and a B.A. in communications and English from the State University of New York in 1981. With over 30 years of experience in commercialization and business operations, primarily in the pharmaceutical and biotechnology industries, and more than 25 years of therapeutic and consumer drug launch expertise, Ms. Crane will provide broad and experienced knowledge of the global pharmaceutical business and industry.

Gerald M. Lieberman is currently a special advisor at Reverence Capital Partners, a private investment firm focused on the middle-market financial services industry. From 2000 until 2009, Mr. Lieberman was an executive at AllianceBernstein L.P., where he served as President and Chief Operating officer from 2004 to 2009, as Chief Operating Officer from 2003 to 2004 and as Executive Vice President, Finance and Operations from 2000 to 2003. From 1998 until 2000, he served as Senior Vice President, Finance and Administration at Sanford C. Bernstein & Co., Inc., until it was acquired by Alliance Capital in 2000, forming AllianceBernstein L.P. Prior to that, he served in various executive positions at Fidelity Investments and at Citicorp. Mr. Lieberman served on the board of directors of Forest Laboratories, LLC from 2011 to 2014, Computershare Ltd. from 2010 to 2012 and AllianceBernstein L.P. from 2004 to 2009. Mr. Lieberman received a B.S. in business from the University of Connecticut in 1969. With his many years of experience as an executive in leading financial services companies, Mr. Lieberman provides finance, risk management and operating expertise for large, complex organizations.

Designated Independent Director	Galia Maor joined Teva’s Board of Directors in 2012. Ms. Maor served as President and Chief Executive Officer of the Bank Leumi le-Israel B.M. Group from 1995 until 2012 after serving as Deputy General Manager of Bank Leumi from 1991 to 1995. She began her professional career at Bank of Israel, serving in several senior management positions from 1963 to 1989, including Supervisor of Banks and Chairperson of the Advisory Committee on Banking Issues from 1982 to 1987. Ms. Maor serves as a director on the board of Equity One, Inc. and of Strauss Group Ltd. Ms. Maor serves as a member of Council and on the Finance Committee of the Open University of Israel since 1988 and as Chairperson of the Circle of Friends of Sheba Medical Center in Israel since 2013. Over the years, Ms. Maor has contributed to various committees on matters of legislation, structure and financial reporting within the Israeli capital markets and the banking system. Ms. Maor holds honorary doctorates from the Technion-Israel Institute of Technology, Ben Gurion University and Bar Ilan University. She received a B.A. in economics and statistics from the Hebrew University in 1964 and an M.B.A. from the Hebrew University in 1967. Ms. Maor’s experience in the private sector as one of Israel’s leading banking executives, as well as her experience as a senior executive at Bank of Israel, provides financial, capital markets, accounting and regulatory expertise.

Statutory Independent Director Nominee	Gabrielle Greene-Sulzberger has served as General Partner and Investment Manager of Rustic Canyon/Fontis Partners, L.P., a diversified investment fund, since its inception in October 2005. Ms. Greene-Sulzberger has served on the board of directors of Whole Foods Market, Inc. since 2003, where she chairs the audit committee, and on the board of directors of Stage Stores, Inc. since 2010. She has also served as chief financial officer of several privately owned companies and as a principal in several private equity capital funds. Ms. Greene-Sulzberger received a B.A. in urban studies from Princeton University in 1981, a J.D. from Harvard Law School and an M.B.A. from Harvard Business School, both in 1987. Ms. Greene-Sulzberger’s entrepreneurial background, years of service as a public company director, including as a member of the audit committee, and her experience as a chief financial officer will provide the Company with financial, leadership, strategy and risk assessment expertise.

As required by Israeli law, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director, designated independent director or statutory independent director of the Company, as applicable.

Continuing Directors

Chairman of the Board	Prof. Yitzhak Peterburg became Teva’s Chairman of the Board of Directors on January 1, 2015, after rejoining Teva’s Board of Directors in 2012. Prof. Peterburg was Teva’s Group Vice President—Global Branded Products from October 2010 until October 2011, after serving on Teva’s Board of Directors from 2009 until July 2010. Previously, he served as President and CEO of Cellcom Israel Ltd. from 2003 to 2005, Director General of Clalit Health Services, the leading healthcare provider in Israel, from 1997 to 2002 and CEO of Soroka University Medical Center, Beer-Sheva, from 1995 to 1997. Prof. Peterburg currently serves as a director on the board of Rosetta Genomics Ltd. and is also the Chairman of Regenera Pharma Ltd. Prof. Peterburg received an M.D. degree from Hadassah Medical School in 1977 and is board-certified in Pediatrics and Health Services Management. Prof. Peterburg received a doctoral degree in Health Administration from Columbia University in 1987 and an M.Sc. degree in Information Systems from the London School of Economics in 1990. Prof.

Peterburg is a professor at the School of Business, Ben-Gurion University. With his experience as a leader in Israeli healthcare and as a former executive officer of Teva, expertise in health information technology and knowledge transfer within large-scale, fragmented networks, as well as his leadership of large Israeli companies, Prof. Peterburg provides healthcare, management and operational expertise as well as knowledge about Teva and its global operations.

Dr. Sol J. Barer joined Teva’s Board of Directors in January 2015. Dr. Barer is Managing Partner at SJ Barer Consulting. From 1987 to 2011, he served in top leadership roles at Celgene Corporation, including as Executive Chairman from 2010 to 2011, Chairman and CEO from 2007 to 2010, CEO from 2006 to 2010, President and Chief Operating Officer from 1994 to 2006 and President from 1993 to 1994. Prior to that, he was a founder of the biotechnology group at the chemical company Celanese Corporation, which was later spun off as Celgene. Dr. Barer is Chairman of the Board of InspireMD, RestorGenex and Medgenics, is lead independent director at Contrafect and is a director of Aegerion Pharmaceuticals and Amicus Therapeutics. Dr. Barer received his Ph.D. in organic chemistry from Rutgers University in 1974 and his B.S. in Chemistry from Brooklyn College of the City University of New York in 1968. With his long career as a senior pharmaceutical executive and leadership roles in various biopharmaceutical companies, Dr. Barer provides broad and experienced knowledge of the global pharmaceutical business and industry as well as extensive scientific expertise.

Dr. Arie Belldegrun joined Teva’s Board of Directors in 2013. Dr. Belldegrun is the Director of the Institute of Urologic Oncology and Professor and Chief of Urologic Oncology at the David Geffen School of Medicine at the University of California, Los Angeles (UCLA), where he has held the Roy and Carol Doumani Chair in Urologic Oncology since 2000. Dr. Belldegrun also serves as Chairman, President, CEO and Founder of Kite Pharma, Inc., Chairman of Arno Therapeutics, Inc. and Chairman of TheraCoat Ltd. Until 2014, he served as a director of SonaCare Medical LLC and until 2013 as a director of Nile Therapeutics Inc. Dr. Belldegrun was the founder and founding Chairman of Agensys, Inc. and the co-founder and founding Vice Chairman of the Board and Chairman of the Scientific Advisory Board of Cougar Biotechnology (which was acquired by Johnson & Johnson in 2009). Dr. Belldegrun is Chairman and Partner of Two River Consulting, LLC. Dr. Belldegrun has also held the positions of Chairman of the Molecular and Biological Technology Committee of the American Urological Association and member of its Technology Assessment Council; member of the Governor’s Council on Bioscience for the State of California; biotechnology group leader of the Mayor of Los Angeles’ Economy and Jobs Committee; and is the author of more than 450 scientific publications. Dr. Belldegrun received his medical degree at the Hebrew University Hadassah Medical School and conducted his post-graduate studies in immunology at the Weizmann Institute of Science in Israel. He completed his urologic surgery residency at Harvard Medical School and his fellowship at the National Cancer Institute/National Institutes of Health. Dr. Belldegrun’s career as a leading medical researcher and his entrepreneurial activities in various pharmaceutical ventures provide scientific expertise and pharmaceutical development experience.

Amir Elstein rejoined Teva’s Board of Directors in 2009. From January 2014 to July 2014, he served as Vice Chairman of the Board of Directors of Teva. Mr. Elstein serves as Chairman of the Board of Tower Semiconductor Ltd., Chairman of the Board of Governors of the Jerusalem College of Engineering and Chairman of the Board of the Israel Democracy Institute. Mr. Elstein also serves as Chairman and/or as a member of the board of directors of several academic, scientific, educational, social and cultural institutions. Mr. Elstein served as the Chairman of the Board of Directors of Israel Corporation from 2010 to 2013. From 2004 to 2008, Mr. Elstein was a member of Teva’s senior management, where most recently he held the position of Executive Vice President, Global Pharmaceutical Resources. From 1995 to 2004, Mr. Elstein served on Teva’s Board of Directors. Prior to joining Teva as an executive in 2004, Mr. Elstein held a number of executive positions at Intel Corporation, most recently as General Manager of Intel Electronics Ltd., an Israeli subsidiary of Intel Corporation. Mr. Elstein received a B.Sc. in physics and mathematics from the Hebrew University in Jerusalem in 1980, an M.Sc. in solid state physics from the Hebrew University in 1982 and a diploma of Senior Business Management from the Hebrew University in 1992. Mr. Elstein’s leadership positions in various international corporations, including his experience as a chairman in international public companies and his service as an executive officer at Teva and other companies, provides global business management and pharmaceutical expertise.

Statutory Independent Director	Jean-Michel Halfon joined Teva’s Board of Directors in 2014. He currently serves as an independent consultant, providing consulting services to pharmaceutical, distribution, healthcare IT and R&D companies. From 2008 until 2010, Mr. Halfon served as President and General Manager of Emerging Markets at Pfizer Inc., after having served in various senior management positions since 1989. From 1987 until 1989, Mr. Halfon served as Director of Marketing in France for Merck & Co., Inc. Mr. Halfon received a B.S. from Ecole Centrale des Arts et Manufactures in 1974 and an M.B.A. from Institut Supérieur des Affaires in 1977. Mr. Halfon’s years of experience in senior management at leading pharmaceutical companies, particularly his experience with emerging markets, provides expertise in international pharmaceutical operations and marketing.

Statutory Independent Director	Joseph Nitzani joined Teva’s Board of Directors in 2008, serving as a statutory independent director under Israeli law. From 2008 until 2010, Mr. Nitzani served as Chairman of Hadassah Medical Center, after serving as a director there from 1996 until 2008. Between 2001 and 2007, Mr. Nitzani held various management positions at Mizrahi-Tefachot Bank Ltd., most recently as Head of the Client Assets Private Banking and Consulting Division. Previously, he served as Managing Director of the Government Companies Authority from 1991 to 1995 and CEO of the Tel-Aviv Stock Exchange from 1980 to 1991. Mr. Nitzani served as a director in three subsidiaries of Migdal Capital Markets Group from December 2009 (and as a Chairman of one of them from 2010) to 2013. Mr. Nitzani also served as a director of the Tel-Aviv Stock Exchange and of S&P Maalot, both from 2001 to 2007, and of Adanim Mortgage Bank from 2006 to 2008. Mr. Nitzani serves as chairman of the endowment fund and as a member of the investment funds committee of Tel Aviv University since 2012. Mr. Nitzani received a B.A. in economics from Bar-Ilan University in 1971 and an M.B.A. (with distinction) from Tel Aviv University in 1974. Mr. Nitzani’s years as an executive in the banking, finance and insurance industries, as well as his governmental, regulatory and hospital administration experience, provides broad business, capital markets, financial, accounting, healthcare and regulatory expertise.

Designated Independent Director	Ory Slonim rejoined Teva’s Board of Directors in 2008. Mr. Slonim is an attorney who has been in private practice since 1970. Mr. Slonim previously served on Teva’s Board of Directors from 1998 to 2003 as a statutory independent director. He served as a director and Chairman of the audit committee of U. Dori Group Ltd. from 1993 to 2011, as a director of Oil Refineries Ltd. from 2007 to 2012 and as Vice Chairman of Harel Insurance Investments and Financial Services Ltd. from 2008 to 2013. From 1988 to 2007, he served as Vice Chairman of the Board of Migdal Insurance and Financial Holdings Ltd. Mr. Slonim has served as Chairman of the Variety Club in Israel since 2006 and as Chairman of the Ethics Tribunal of the Israeli Press Council since 1994. Mr. Slonim is also a lecturer at Tel Aviv University (Lahav Plan) in Executives and Directors Risk Management Plans since 2005. Mr. Slonim received the Presidential Volunteer Medal in 1992 and the Presidential Medal of Distinction in 2012. Mr. Slonim received an LL.B degree from the Hebrew University in 1968. Mr. Slonim’s legal background and many years of service on boards of leading firms in Israel provides expertise in risk management, governance and regulatory matters.

President and CEO	Erez Vigodman became Teva’s President and Chief Executive Officer in February 2014 after joining Teva’s Board of Directors in 2009. From 2010 to 2014, he served as President and Chief Executive Officer of Adama Agricultural Solutions Ltd. (formerly Makhteshim Agan Industries Ltd.), the world’s leading generic crop protection (agrochemical) company. From 2001 to 2009, he served as President and Chief Executive Officer of Strauss Group Ltd. Mr. Vigodman is a member of the Advisory Committee to the Israel National Economic Council and the International Advisory Board of the Israel Science Technology & Innovation Policy Institute. Mr. Vigodman received a B.A. in accounting and economics from Tel Aviv University in 1987 and is a graduate of the program of Management Development at Harvard Graduate School of Business Administration. Mr. Vigodman is a certified public accountant.

Directors Whose Service Will End at this Annual Meeting

Prof. Richard Alan Lerner, M.D. joined Teva’s Board of Directors in 2012. His term of office will expire as of the end of this Meeting.

Prof. Moshe Many, M.D., Ph.D. joined Teva’s Board of Directors in 1987, and served as Vice Chairman of the Board of Directors of Teva from March 2010 until January 2014. Prof. Many has informed the Board of Directors that he will resign from the Board as of the end of this Meeting.

Dan Propper rejoined Teva’s Board of Directors in 2012, after serving on the Board from 2007 until February 2011. Mr.  Propper has informed the Board of Directors that he will resign from the Board as of the end of this Meeting.

Board Practices

Our Board of Directors currently consists of 13 persons, including the Company’s President and Chief Executive Officer (the “President and CEO”), of whom 12 have been determined to be independent within the meaning of applicable NYSE regulations. Following the resignation of Prof. Moshe Many and Dan Propper, and subject to election of all of the directors as proposed in proposals 1 and 2, Teva’s Board of Directors will consist of 13 persons (including the President and CEO), of whom 12 are independent under the NYSE regulations, including the three statutory independent directors and the two designated independent directors (as further described below under “Statutory Independent Directors, Designated Independent Directors and Financial Experts”). Mr. Erez Vigodman, our President and CEO, is not independent under the NYSE regulations.

The Company’s directors are generally entitled to review and retain copies of our documentation and examine our assets, as required to perform their duties as directors and to receive assistance, in special cases, from outside experts at our expense (subject to approval by the Board of Directors or by court).

Principles of Corporate Governance. We have adopted a set of corporate governance principles, which is available on our website at www.tevapharm.com. We place great emphasis on maintaining high standards of corporate governance and continuously evaluate and improve our governance standards. These efforts are expressed in our corporate governance principles, our committee charters and the policies of our Board of Directors.

Annual Meetings. We encourage our directors to attend annual shareholder meetings.

Director Terms and Education. Our directors are generally elected in three classes for terms of approximately three years. Due to the complexity of our businesses and the Company’s extensive global activities, we value the insight and familiarity with the Company’s operations that a director is able to develop over his or her service on the Board of Directors. Because we believe that extended service on our Board of Directors enhances a director’s ability to make significant contributions to Teva, we do not believe that arbitrary term limits on directors’ service are appropriate. At the same time, it is the policy of the Board that directors should not expect to be renominated automatically.

In recent years, we strengthened our Board of Directors with the addition of new highly qualified and talented directors, including several directors with global pharmaceutical experience. This year, our Board of Directors will undergo further change, with certain directors stepping down from office and new nominees who further add diversity, talent and experience to the Board. Through these efforts, we have reduced the average tenure and age of our directors, while decreasing the size of the Board to 13 members. Our Chairman of the Board is independent under NYSE regulations, and 12 out of 13 of our directors are independent under NYSE regulations. Our only non-independent director is our President and CEO, which facilitates collaboration between the Board and management. We are also increasing the number of statutory independent directors serving on the Board of Directors to three this year. We continue to evaluate the size and composition of the Board of Directors to ensure that it maintains dynamic, exceptionally qualified members.

We provide an orientation program and a continuing education process for our directors, which include business and industry briefings, provision of materials, meetings with key management and visits to Teva facilities. We evaluate and improve our Board education and orientation programs on an ongoing basis to ensure that our directors have the knowledge and background needed for them to best perform their duties.

Board Meetings. The Board of Directors holds at least six meetings each year to review significant developments affecting Teva and to consider matters requiring approval of the Board, with additional meetings scheduled when important matters require Board of Directors action between scheduled meetings. A majority of the meetings convened, but not fewer than four, must be in Israel. Members of senior management regularly attend Board meetings to report on and discuss their areas of responsibility. Information regarding the number of Board and Board committee meetings and attendance rates for 2014 is presented in the table on page 15.

Executive Sessions of the Board. Selected members of management are typically invited by the Board of Directors to attend regularly scheduled Board meetings (or portions thereof). Our directors meet in executive session (i.e., without the presence of management, including our President and CEO) generally in connection with each regularly scheduled Board meeting and additionally as needed. Executive sessions are chaired by Prof. Yitzhak Peterburg.

Director Service Contracts. We do not currently have any contracts with any of our non-employee directors that provide for benefits upon termination of services. Information regarding director compensation can be found under “Director Compensation, Insurance, Exemption and Indemnification” below and in Items 6 and 10 of our annual report on Form 20-F for the year ended December 31, 2014.

Communications with the Board. Shareholders, employees and other interested parties can contact any director or committee of the Board of Directors by writing to them care of Teva Pharmaceutical Industries Limited, 5 Basel Street, Petach Tikva, Israel, Attn: Company Secretary or Internal Auditor. Comments or complaints relating to Teva’s accounting, internal controls or auditing matters will also be referred to members of the audit committee, as well as other appropriate Teva bodies. The Board of Directors has adopted a global “whistleblower” policy, which provides employees and others with an anonymous means of communicating with the audit committee.

Nominees for Directors. In accordance with the Israeli Companies Law, a nominee for service as a director must submit a declaration to Teva, prior to his or her election, specifying that he or she has the requisite qualifications to serve as a director and the ability to devote the appropriate time to performing his or her duties as such. A director who ceases to meet the statutory requirements to serve as a director (including as a statutory independent director or a designated independent director) must notify Teva to that effect immediately and his or her service as a director will terminate upon submission of such notice. All of our directors, including those nominated for appointment as directors at the Meeting, have provided such declaration.

Statutory Independent Directors, Designated Independent Directors and Financial Experts

Under Israeli law, publicly held Israeli companies such as Teva are required to appoint at least two statutory independent directors, who must also serve on both the audit and compensation committees. All other committees exercising powers delegated by the board of directors must include at least one statutory independent director.

Statutory independent directors are appointed at the general meeting of shareholders and must meet certain independence criteria, all as provided under Israeli law. A statutory independent director is appointed for an initial term of three consecutive years, and may be reappointed for additional three-year terms, subject to certain conditions (including approval by our shareholders at a general meeting) as provided under the Israeli Companies Law and the regulations thereunder. Jean-Michel Halfon and Joseph Nitzani currently serve in this capacity, with terms ending on July 30, 2017 and September 25, 2017, respectively. Gabrielle Greene-Sulzberger has been nominated for appointment as a statutory independent director, for a term of three years commencing following the Meeting.

Israeli law further requires that a statutory independent director have either financial and accounting expertise or professional competence, as determined by the company’s board of directors according to criteria set forth under Israeli law, and generally at least one statutory independent director is required to have financial and accounting expertise. Teva has adopted a policy requiring that at least three directors qualify as financial and accounting experts, at least one of whom shall be a statutory independent director. In accordance with Israeli law and this policy, the Board of Directors has determined that Gabrielle Greene-Sulzberger, Galia Maor and Joseph Nitzani are financial and accounting experts under Israeli law. Mr. Erez Vigodman, our President and CEO, who also serves as a director, meets such criteria as well.

In addition to the statutory independent directors, a director in a company such as Teva, who qualifies as an independent director under the relevant non-Israeli rules relating to independence standards, may be considered a designated independent director pursuant to the Israeli Companies Law if such director meets certain conditions listed in the Israeli Companies Law and regulations thereunder, provided such director has been designated as such by the audit committee. The audit committee has designated Galia Maor and Ory Slonim as designated independent directors under the Israeli Companies Law.

Director Compensation, Insurance, Exemption and Indemnification

As approved by the Company’s shareholders at its 2012 annual meeting, except as provided below, each of Teva’s directors from time to time, including statutory independent directors and designated independent directors, is entitled to an annual fee in the NIS equivalent of $190,000, plus a per-meeting fee in the NIS equivalent of $2,000, in each case based on an exchange rate on the date of the approval by shareholders, plus VAT, as applicable, and adjusted based on the Israeli Consumer Price Index (the “Israeli CPI”). Due to these adjustments, as of June 2015, we pay our directors an annual fee in the NIS equivalent of $193,200 and a per-meeting fee in the NIS equivalent of $2,097.

Following Mr. Vigodman’s appointment as Teva’s President and CEO, he waived the fees due in his capacity as a member of the Board of Directors.

None of our directors currently have agreements with us relating to their service as directors that provide for benefits upon termination of service.

Israeli law sets minimum and maximum amounts and other rules regarding compensation that may be paid to the statutory independent directors and the designated independent directors. Israeli law further provides that the remuneration of these independent directors may be determined relative to that of “other directors” of the company (i.e., currently other than the Chairman of the Board and the President and CEO), as is the case with our statutory independent directors and our designated independent directors. Accordingly, if we change the remuneration payable to other directors, or certain elements thereof (such as cash or equity-based compensation (if awarded)), the remuneration for each statutory independent director and designated independent director will be adjusted, without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

See proposals 3(a), (b) and (c) below with respect to changes proposed to be made to the remuneration of the Company’s directors (including any newly elected directors) and Chairman of the Board.

Teva purchases directors’ and officers’ liability insurance for its directors and executive officers, as approved by our shareholders and consistent with Teva’s Compensation Policy for Executive Officers and Directors (the “Compensation Policy”). In addition, Teva releases its directors from liability and indemnifies them to the fullest extent permitted by law and its Articles of Association, and provides them with indemnification and release agreements for this purpose, substantially in the form approved by our shareholders at the Company’s 2012 annual meeting.

Subject to the foregoing, any director elected at the Meeting, including the statutory independent director and the designated independent director, would be remunerated in the manner described above (or, if approved in the manner described under proposals 3(a), (b) and (c) below), and would benefit from the insurance, indemnification and release discussed above.

Committees of the Board

Teva’s Articles of Association provide that the Board of Directors may delegate its powers to one or more committees as it deems appropriate to the extent such delegation is permitted under the Israeli Companies Law. Each committee exercising powers delegated by the Board must include at least one statutory independent director, and the audit and compensation committees must include all statutory independent directors. The Board of Directors has appointed the standing committees listed below, as well as committees appointed from time to time for specific purposes determined by the Board.

We have adopted charters for all of our standing committees, formalizing the committees’ procedures and duties. These committee charters are available on our website at www.tevapharm.com.

Audit Committee

Members:
J. Nitzani (Chairman)	A. Elstein	O. Slonim

J.-M. Halfon (Vice Chairman)	G. Maor

The Israeli Companies Law mandates the appointment of an audit committee comprising at least three directors. Under the Israeli Companies Law, the audit committee must include all of the statutory independent directors, one of which shall serve as the chairman of the committee, must be comprised of a majority of directors meeting certain independence criteria and may not include certain directors. As a NYSE-listed company, Teva’s audit committee must be comprised solely of independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s audit committee include, among others: (a) identifying flaws in the management of the Company’s business and making recommendations to the Board of Directors as to how to correct them and providing for arrangements regarding employee complaints with respect thereto; (b) making determinations and considering providing approvals concerning certain related party transactions and certain actions involving conflicts of interest; (c) reviewing the internal auditor’s performance and approving the internal audit work program and examining the Company’s internal control structure and processes; and (d) examining the independent auditor’s scope of work and fees and providing the corporate body responsible for determining the independent auditor’s fees with its recommendations. Furthermore, the audit committee discusses the financial statements and presents to the Board of Directors its recommendations with respect to the proposed financial statements.

In accordance with the Sarbanes-Oxley Act and NYSE requirements, the audit committee is directly responsible for the appointment, compensation and oversight of the work of Teva’s independent auditors. In addition, the audit committee is responsible for assisting the Board of Directors in monitoring Teva’s financial statements, the effectiveness of Teva’s internal controls and Teva’s compliance with legal and regulatory requirements. The audit committee also discusses Teva policies with respect to risk assessment and risk management, including any off-balance sheet arrangements, and reviews contingent liabilities and risks that may be material to Teva and major legislative and regulatory developments that could materially impact Teva’s contingent liabilities and risks.

The audit committee charter sets forth the scope of the committee’s responsibilities, including its structure, processes and membership requirements; the committee’s purpose; its specific responsibilities and authority with respect to registered public accounting firms, complaints relating to accounting, internal accounting controls or auditing matters, and its authority to engage advisors as determined by the audit committee.

All of the audit committee members have been determined to be independent as defined by the applicable NYSE and SEC rules, and Galia Maor and Ory Slonim, current members of the audit committee, have been designated by the audit committee as designated independent directors under the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor and Joseph Nitzani are “audit committee financial experts” as defined by applicable SEC regulations. Nominee Gabrielle Greene-Sulzberger has also been determined by the Board to be an audit committee financial expert.

Human Resources and Compensation Committee

Members:

J.-M. Halfon (Chairman)	R. Abravanel

J. Nitzani (Vice Chairman)	Prof. R. Lerner

Publicly held Israeli companies are required to appoint a compensation committee comprising at least three directors. The compensation committee must include all of the statutory independent directors, one of whom must serve as the chairman of the committee, and must include only additional members who satisfy the criteria for remuneration applicable to the statutory independent directors. Teva’s Human Resources and Compensation Committee (the “Compensation Committee”) includes only independent directors, as defined by the SEC and NYSE regulations.

The responsibilities of the Company’s Compensation Committee include, among others: (i) reviewing and making recommendations to the Board of Directors with respect to the approval of a policy regarding the terms of office and employment of the company’s directors and executive officers; (ii) reviewing and resolving whether or not to approve arrangements with respect to the terms of office and employment of directors and executive officers; (iii) overseeing the management of our compensation and other human resources-related issues and otherwise carrying out its responsibilities, and assisting the Board of Directors in carrying out its responsibilities, relating to these issues; and (iv) establishing annual and long-term performance goals and objectives for our executive officers, as well as reviewing our overall compensation philosophy and policies.

Corporate Governance and Nominating Committee

Members:
A. Elstein (Chairman)	R. Abravanel	J. Nitzani

O. Slonim (Vice Chairman)	G. Maor

The role of the Company’s corporate governance and nominating committee is to (i) identify individuals who are qualified to become directors; (ii) recommend to the Board of Directors director nominees for each annual meeting of shareholders; and (iii) assist the Board of Directors in establishing and reviewing corporate governance principles and promoting good corporate governance at Teva.

All of the committee members must be determined to be independent as defined by the applicable NYSE rules.

Finance and Investment Committee

Members:
G. Maor (Chairperson)	R. Abravanel

A. Elstein (Vice Chairman)	J. Nitzani

The role of the Company’s finance and investment committee is to assist the Board of Directors in fulfilling its responsibilities with respect to the Company’s financial and investment strategies and policies, including determining policies on these matters and monitoring implementation. It is also authorized to approve certain financial transactions and review Teva’s financial risk management policies, as well as various other finance-related matters, including our global tax structure and allocation policies. According to the committee’s charter, at least one of the committee’s members must be qualified as a financial and accounting expert under applicable SEC regulations and/or the Israeli Companies Law.

The Board of Directors has determined that, of the current directors, Galia Maor and Joseph Nitzani are financial and accounting experts under Israeli law.

Corporate Responsibility Committee

Members:
O. Slonim (Chairman)	Dr. S. Barer

J.-M. Halfon (Vice Chairman)	J. Nitzani

The role of the Company’s corporate responsibility committee is to oversee Teva’s: (i) commitment to being a responsible corporate citizen; (ii) policies and practices for complying with laws, regulations and internal procedures; (iii) policies and practices regarding issues that have the potential to seriously impact Teva’s business and reputation; (iv) global public policy positions; and (v) community outreach.

A majority of committee members must be determined to be independent as defined by the applicable NYSE rules. The Chairperson of the audit committee must serve as a member of the committee.

Science and Technology Committee

Members:
Dr. S. Barer (Chairman)	J.-M. Halfon	Prof. Y. Peterburg

Dr. A. Belldegrun (Vice Chairman)	Prof. R. Lerner

The Company’s science and technology committee advises and assists the Board of Directors in the oversight of Teva’s research and development programs and technology. The committee’s authority includes reviewing and advising the Board of Directors on Teva’s overall strategy, direction and effectiveness of its research and development programs and reviewing and making recommendations to the Board of Directors and management with respect to Teva’s pipeline and intellectual property portfolio. The science and technology committee also reviews and makes recommendations to the Board regarding the scientific, medical and research and development aspects of certain transactions including acquisitions, licenses, investments, collaborations and grants, in accordance with Teva’s policies and procedures.

All members of the committee (other than the statutory independent director whose membership is required by Israeli Companies law) must be determined to have scientific, medical or other related expertise. A majority of committee members must be determined to be independent as defined by the applicable NYSE rules.

Board and Committee Meetings

Name of Body	No. of Meetings in 2014	Average Attendance Rate
Board of Directors	19	95%
Audit Committee	11	89%
Human Resources and Compensation Committee	12	87%
Corporate Governance and Nominating Committee	24	94%
Finance and Investment Committee	9	92%
Corporate Responsibility Committee	3	100%
Science and Technology Committee	8	94%

In 2014, each director attended at least 75% of the meetings of the Board of Directors and Board committees on which he or she served.

Code of Business Conduct

Teva has adopted a code of business conduct applicable to its directors, executive officers, and all other employees. A copy of the code is available to every Teva employee on Teva’s intranet site, upon request to its human resources department, and to investors and the public on Teva’s website at http://www.tevapharm.com or by contacting Teva’s investor relations department, legal department or the internal auditor. Any waivers of this code for executive officers or directors will be disclosed through the filing of a Form 6-K or on Teva’s website. The Board of Directors has approved a whistleblower policy which functions in coordination with Teva’s code of business conduct and provides an anonymous means for employees and others to communicate with various bodies of Teva, including the audit committee. Teva has also implemented a training program for new and existing employees concerning the code of business conduct and whistleblower policy.

Corporate Governance Practices

Teva is in compliance with all corporate governance standards currently applicable to Teva under Israeli and U.S. laws, SEC regulations and NYSE listing standards.

Related Party Transactions

In December 2012, Teva entered into a collaborative development and exclusive worldwide license agreement with Xenon for its compound XEN402. XEN402 (now designated TV-45070 by Teva) targets sodium channels found in sensory nerve endings that can increase in chronic painful conditions, and is currently in Phase II clinical development for a variety of pain-related disorders. Under the agreement, Teva paid Xenon an upfront fee of $41 million. In addition, Teva may be required to pay development, regulatory and sales-based milestones of up to $335 million. Xenon is also entitled to royalties on sales and has an option to participate in commercialization in the United States. As required by the agreement, in November 2014, Teva invested an additional $10 million in Xenon in connection with its initial public offering. Dr. Michael Hayden, Teva’s President of Global R&D and Chief Scientific Officer, is the founder, a minority shareholder and a member of the board of directors of Xenon. In order to avoid potential conflicts of interest, Teva has established certain procedures to exclude Dr. Hayden from involvement in Teva’s decision-making related to Xenon.

The related party transaction described above was reviewed and approved in accordance with the provisions of the Israeli Companies Law, Teva’s Articles of Association and Teva policy, as described in Teva’s annual report on Form 20-F for the year ended December 31, 2014, under “Item 10—Conflicts of Interest—Approval of Related Party Transactions.”

Executive Compensation

For information on the compensation granted to the five highest compensated office holders in the Company during or with respect to the year ended December 31, 2014, please see “Item 6—Directors, Senior Management and Employees—Compensation of Executive Officers and Directors—Individual Covered Executive Compensation” in Teva’s annual report on Form 20-F for the year ended December 31, 2014.

PROPOSAL 3: DIRECTOR REMUNERATION

(A) APPROVAL OF AMENDMENT TO COMPENSATION POLICY

As required by the Israeli Companies Law, Teva has adopted a compensation policy regarding the terms of office and employment of its directors and executive officers (the “Compensation Policy”), which was approved by its shareholders at the 2013 annual general meeting, following the favorable recommendation of the Compensation Committee and approval by the Board of Directors.

The Compensation Policy must be reviewed from time to time by the Compensation Committee and the Board of Directors, in order to ensure its alignment with Teva’s compensation philosophy and to consider its adequacy.

The Compensation Policy and any amendment thereto must be approved by the Board of Directors, after considering the recommendations of the Compensation Committee. An amendment to the Compensation Policy also requires the approval of the Company’s shareholders by a Disinterested Majority. If the amendment to the Compensation Policy is not so approved by the shareholders, the Board of Directors may nonetheless approve the amendment, provided that the Compensation Committee and thereafter the Board of Directors has concluded, following further discussion of the matter and for specified reasons, that such approval is in the best interests of the Company.

Following a review of the Compensation Policy by the Compensation Committee and Board of Directors, the Compensation Committee and Board of Directors have approved, and recommend that shareholders approve, that the provisions of the Compensation Policy with respect to director compensation be revised as reflected in the amended Compensation Policy substantially in the form attached hereto as Exhibit A. The words proposed to be added are highlighted in boldface font and underlined, and the words proposed to be deleted are indicated by a strikethrough.

When considering the proposed amendments to the Compensation Policy, the Compensation Committee and the Board of Directors considered numerous factors, including the relevant matters and provisions set forth in the Israeli Companies Law, and reviewed various data and information they deemed relevant.

The proposed amendments to the Compensation Policy are designed to align directors’ interests with those of the Company and its shareholders over the long-term and provide a competitive compensation package for the Company’s directors, including through the provision of equity-based compensation. Accordingly, it is proposed to change the current director compensation elements included in the Compensation Policy, which include an annual board membership fee and per-meeting fees for participation on Board and Board committee meetings, by adding a committee membership fee, which may vary by committee, providing for annual equity-based compensation and eliminating the previous per-meeting fees.

The brief overview above is qualified in its entirety by reference to the full text of the proposed amendments to the Compensation Policy, as reflected in Exhibit A attached hereto.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the amendment of the Company’s Compensation Policy as described above and reflected in the amended Compensation Policy attached to this proxy statement as Exhibit A.

(B) APPROVAL OF DIRECTOR REMUNERATION

Pursuant to the Israeli Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and shareholders by a simple majority.

As approved by the Company’s shareholders at its 2012 annual meeting, each of Teva’s directors (other than the Chairman of the Board) from time to time, including statutory independent directors and designated independent directors, is entitled to an annual fee in the NIS equivalent of $190,000, plus a per-meeting fee in the NIS equivalent of $2,000, in each case based on an exchange rate on the date of the approval by shareholders, plus VAT, as applicable, and adjusted based on the Israeli CPI. Due to these adjustments, as of June 2015, we pay our directors an annual fee in the NIS equivalent of $193,200 and a per-meeting fee in the NIS equivalent of $2,097.

Subject to the adoption of the amendments to the Compensation Policy as set forth in proposal 3(a) above, and consistent therewith, the Board of Directors, following the approval of the Compensation Committee, has approved, and recommends that shareholders approve, the below remuneration to be granted to each of the Company’s non-employee directors (whether currently in office or appointed in the future), including statutory independent directors and designated independent directors (but excluding the Chairman of the Board unless otherwise indicated), without the need for further action or approval, with effect on and from the date of approval by shareholders. This proposed remuneration structure is designed to better align directors’ interests with those of the Company and its shareholders over the long-term and provide a competitive compensation package for the Company’s directors, including through the provision of a significant amount of their compensation (40%) through equity-based awards.

(i)	Board membership fee. Non-employee directors will be entitled to receive an annual cash payment of $160,000 by virtue of their membership on the Board of Directors, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. In the event that a non-employee director serves as a member of the Board during only part of a year, a pro rata portion of the annual fee shall be paid. The annual Board membership fee will be paid in arrears in four installments.

(ii)	Committee membership fee. Non-employee directors will be entitled to receive annual cash payments, as applicable, by virtue of their membership on one or more committees of the Board of Directors, of the below amounts, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment: $20,000 per annum for membership on the audit committee; $15,000 per annum for membership on the Compensation Committee; and $10,000 per annum for each membership on any other Board committee. In the event that a non-employee director serves as a member of a committee of the Board during only part of a year, a pro rata portion of the committee membership fee shall be paid. The committee membership fee will be paid in arrears in four installments.

(iii)	Equity-based remuneration. Each non-employee director who is in office immediately following any annual general meeting of shareholders of the Company will be granted an annual equity-based award in the form of restricted share units (“RSUs”) to be granted on the date of such annual general meeting of shareholders (or shortly thereafter), as follows:

a.	Each non-employee director who is in office immediately following any annual general meeting of shareholders of the Company, including statutory independent directors, designated independent directors and the Chairman of the Board (in this proposal, the “Eligible Directors”), will, in addition to his or her cash remuneration, be entitled to an annual equity-based award of RSUs (an “Award”), which will be granted on the date of such annual general meeting of shareholders or, if such date falls within a blackout period or within the one week period immediately following the end of a blackout period, on the date which is one week following the end of such blackout period (the “Date of Grant”).

b.	Each year, on the Date of Grant, (i) each Eligible Director (other than the Chairman of the Board) will receive such number of RSUs with an approximate aggregate fair market value of $130,000 as of the Date of Grant and (ii) the Chairman of the Board will receive such number of RSUs with an approximate aggregate fair market value of $378,000 as of the Date of Grant, in each case, calculated by dividing the above fair market value of such grant, as applicable, by the closing price per share of the Company’s ADSs on the New York Stock Exchange on the trading day immediately prior to the Date of Grant (or by the closing price per share of the Company’s ordinary share or ADSs on any other principal United States national securities exchange on which the ADSs or ordinary shares are listed and traded on the relevant Date of Grant), rounded to the nearest whole share (each such grant, an “Annual Grant”).

c.	Awards will be granted under Teva’s long-term equity-based incentive plan(s), as in effect from time to time. Awards will be subject to any share ownership guidelines that Teva may adopt from time to time with respect to its directors.

d.	Awards will vest in full on the third anniversary of the Date of Grant.

e.	Upon termination of an Eligible Director’s service as a director, other than removal pursuant to a shareholder resolution due to a breach of fiduciary duties, any unvested Awards held by such Eligible Director will immediately become vested.

f.	A pro-rata amount of such annual equity remuneration will be paid to any new Eligible Director or a new Chairman of the Board appointed between Teva’s annual general meetings of shareholders in an amount equal to the difference between (i) an Annual Grant and (ii) the product of (x) an Annual Grant divided by 12 and (y) the number of months (including partial months) in the period between the last annual meeting of shareholders and the date of such appointment.

g.	In the event that an Eligible Director becomes an executive officer or employee of the Company and thus ceases to be an Eligible Director, Awards granted to such director will continue to vest subject to the same terms and conditions as originally granted. In the event that such director ceases to be a director of the Company thereafter, the provisions of subsection (e) above will apply.

h.	Awards granted to Eligible Directors will reduce the number of ordinary shares available for grant under the applicable Teva long-term equity-based incentive plan(s) by the ratio of the fair market value of an option to purchase ordinary shares (based on the Black-Scholes option pricing model), to the fair market value of such RSUs (based on the market value of the underlying shares less an estimate of dividends that will not accrue to the RSU holders prior to vesting), as of the Date of Grant.

VAT, if applicable, will be added to all remuneration components mentioned in this proposal.

In addition, Teva will reimburse or cover its directors for expenses (including travel expenses) incurred in connection with meetings of the Board of Directors and its committees or performing other services for Teva in their capacity as directors in accordance with the Company’s Compensation Policy and Israeli law.

Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory independent directors and designated independent directors. These regulations provide that public companies may, and with respect to equity-based compensation are required to, determine that the remuneration payable to statutory independent directors and designated independent directors will be relative to that of “other directors” (as such term is defined under the regulations, and which currently does not include the Chairman of the Board and the President and CEO). By approving this proposal 3(b), shareholders are ratifying and approving that, until otherwise determined, the remuneration, including equity-based compensation, payable to each of the Company’s statutory independent directors and designated independent directors currently in office and any such additional directors appointed from time to time will be relative to that of such other directors. Accordingly, if during their term as a statutory independent director or designated independent director, the Company changes the remuneration payable to such other directors, or certain elements thereof (such as cash or equity-based compensation), the remuneration for each statutory independent director and designated independent director will be adjusted without further approval, so that it will be equivalent to the average remuneration payable to such other directors, as applicable, all subject to Israeli law.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the remuneration to be provided to the Company’s directors as described herein.

(C) APPROVAL OF REMUNERATION OF CHAIRMAN OF THE BOARD

Since the announcement of his appointment as Chairman of the Board on November 25, 2014, Prof. Yitzhak Peterburg has devoted, and continues to devote, extensive efforts and a great deal of time in his capacity as Chairman of the Board managing and leading the Board of Directors. In recognition of the increased duties undertaken by Prof. Peterburg in the Company’s activities since the announcement of his appointment and the additional significant demands on Prof. Peterburg in his capacity as Chairman of the Board, the Compensation Committee and the Board have approved, and recommend that shareholders approve, the remuneration for him described below, effective as of December 1, 2014 and for such time as he continues to serve as Chairman of the Board. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy, as well as internal fairness and market trends. The Company also used Radford to conduct a benchmark study of peers to determine that the proposal is line with market practice. The proposed remuneration is consistent with Teva’s Compensation Policy and includes:

(i)	a pro-rated annual fee of $900,000, for the period from the effective date of his appointment (January 1, 2015) until the Meeting, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment. This annual fee is the same as that paid to Teva’s previous Chairman, as approved by our shareholders.

In addition, Prof. Peterburg shall receive a one-time pro-rata payment of such fee with respect to the one month period during which he undertook increased duties following announcement of his appointment until the effective date of his appointment. These amounts shall be reduced by amounts paid to Prof. Peterburg for his service as a director from December 1, 2014 until the Meeting;

(ii)	an annual fee of $945,000 for the period commencing after the Meeting, paid in U.S. dollars or in any other currency according to the applicable exchange rate published 15 days prior to payment, for such time as Prof. Peterburg continues to serve as Chairman of the Board. Subject to the approval of proposal 3(b) above, in lieu of the $945,000 annual fee payable solely in cash, the fee will be comprised of $567,000 payable in cash and an annual equity-based award with a total value of $378,000, in accordance with the director equity-based remuneration framework described above. This proposed remuneration structure is designed to better align the Chairman’s interests with those of the Company and its shareholders over the long-term and provide a competitive compensation package for the Chairman of the Board, including through the provision of a significant amount of his compensation (40%) through equity-based awards.

The annual cash fee will be payable in arrears in four installments. In the event that the Chairman of the Board serves only during a part of a year in such capacity, a pro rata portion of the annual cash fee will be paid. There will be no board or committee membership fee, or supplemental per-meeting fee in addition to this annual fee; and

(iii)	office and secretarial services at Teva’s corporate offices, payment or reimbursement of reasonable and necessary expenses incurred in the course of his service to the Company, including travel expenses, all expenses relating to the use of a cellular telephone (including taxes related thereto) and a car similar to and under similar terms to that provided to Teva’s President and CEO.

VAT will be added to the above compensation in accordance with applicable law.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the remuneration of the Chairman of the Board, as described above.

PROPOSAL 4: TERMS OF OFFICE AND EMPLOYMENT OF THE PRESIDENT AND CEO

Pursuant to the Israeli Companies Law, any arrangement between the Company and a director relating to his or her compensation as a director or other position with the Company generally must be consistent with the Compensation Policy and must be approved by the Compensation Committee, the Board of Directors and the shareholders by a simple majority.

As previously approved by our shareholders at the 2014 general meetings, and consistent with the Company’s Compensation Policy, Mr. Vigodman is entitled to an annual base salary in the NIS equivalent of $1.35 million, adjusted each quarter based on the Israeli CPI subsequent to January 9, 2014, and to certain additional customary benefits and perquisites (including those mandated by applicable law and/or generally provided to other executives). In addition, Mr. Vigodman is entitled to an annual cash bonus equal to a percentage of his annual base salary (up to a maximum of 200%) based on achievement of qualitative and quantitative performance goals and objectives, subject to certain payout terms. Commencing in 2015, Mr. Vigodman is eligible to receive annual equity-based awards in an aggregate value of up to $3.5 million per year, pursuant to the Company’s long-term incentive plan, as determined by the Compensation Committee and the Board of Directors. As noted above, Mr. Vigodman has waived his entitlement to compensation due to him in his capacity as a member of the Board of Directors.

Mr. Vigodman’s employment terms generally require the parties to provide nine months’ notice of termination of employment, other than in connection with a termination for cause. Upon termination as President and CEO, Mr. Vigodman will generally be entitled to receive payments associated with termination as required pursuant to applicable law and certain accrued obligations, a make-up payment that, together with severance amounts accumulated in his pension insurance funds, equals twice his monthly base salary multiplied by the term of his employment (in years). Mr. Vigodman is also entitled to receive an amount equal to eighteen times his monthly base salary to be paid in twelve equal installments, in consideration for and conditioned upon his non-compete undertaking of one year following termination. In the event of termination in circumstances such as death, resignation, retirement or termination for cause, Mr. Vigodman may not be entitled to one or more of the above termination payments, or may be entitled to reduced payments. In the event of a termination without cause or a resignation with good reason within one year following certain mergers and as a result thereof, Mr. Vigodman will be entitled to an additional lump sum payment equal to twelve monthly base salaries. In addition, upon termination of his employment as President and CEO, Mr. Vigodman may be entitled to continued vesting of equity awards and to an extended exercise period, depending on the circumstances of termination. All termination payments and benefits in excess of those required to be paid pursuant to applicable Israeli law are subject to the execution of a release of claims, and shall immediately terminate, and the Company shall have no further obligations to Mr. Vigodman as President and CEO with respect thereto, in the event that he breaches his non-compete or confidentiality obligations.

Mr. Vigodman’s remuneration as President and CEO with respect to 2014 (in terms of cost to the Company and as of his appointment on February 11, 2014) included an annual base salary of approximately $1.2 million, benefits and perquisites in an aggregate value of approximately $593,000 and cash bonuses of approximately $2.1 million (including the special bonus in the NIS equivalent of $237,401 (according to the monthly average rate of exchange in 2014) proposed to be granted to Mr. Vigodman as described under proposal 4(b) below and the 2014 annual cash bonus). In 2014, Mr. Vigodman was granted options to purchase 280,702 shares (with an exercise price of $41.05 per share) and 15,660 restricted share units under our 2010 Long-Term Equity-Based Incentive Plan. The fair value of such equity-based compensation recorded in our financial statements for the year ended December 31, 2014, in accordance with U.S. GAAP, was $602,644. Mr. Vigodman’s total remuneration (as recorded in our financial statements for the year ended December 31, 2014) for 2014 was approximately $4.485 million.

(A) APPROVAL OF AMENDMENT TO THE TERMS OF OFFICE AND EMPLOYMENT OF THE PRESIDENT AND CEO

In accordance with the terms of Mr. Vigodman’s employment agreement, the Compensation Committee and Board of Directors conducted a review of his annual base salary. In their review, the Compensation Committee and the Board of Directors took into account the Company’s compensation philosophies and the provisions of the Compensation Policy, as well as internal fairness and market trends. The Company also used Radford to conduct a benchmark study of peers to determine that the proposal is line with market practice. Following their review, the Compensation Committee and the Board of Directors resolved to approve, and recommend that shareholders approve, a 10% increase in Mr. Vigodman’s monthly base salary, effective as of January 1, 2015, so that as of such date, his monthly base salary will be NIS 439,221 (approximately $115,00, or $1.38 million annually, according to the rate of exchange on July 21, 2015), and will be adjusted quarterly for increases in the Israeli CPI subsequent to January 1, 2015.

Other than specified herein, all other terms of office and employment of the President and CEO, as previously approved by our shareholders will remain unchanged.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the amendment to the terms of office and employment of Mr. Erez Vigodman, the Company’s President and CEO, as described herein.

(B) APPROVAL OF PRESIDENT AND CEO SPECIAL BONUS

Consistent with the Compensation Policy, the Compensation Committee and the Board of Directors have approved, and recommend that shareholders approve, the payment of a special cash bonus to Mr. Vigodman, in his role as President and CEO, in the NIS equivalent of $237,401 (according to the monthly average rate of exchange in 2014) for his significant achievements and efforts as President and CEO during 2014, including his strong leadership and significant achievements and efforts and, particularly the rapid turnaround achieved under his leadership, building the Company’s future by creating a solid foundation for Teva from which to drive sustainable profitable growth and by enhancing and strengthening the Company’s executive committee. Among other things, under Mr. Vigodman’s leadership, during 2014, Teva strengthened its leading position in generics, narrowed its focus on core therapeutic areas in specialty, managed the lifecycle of key products and significantly improved its operations, quality and cash flow, while achieving strong financial results.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the payment of the special bonus to Mr. Erez Vigodman, the Company’s President and CEO, as described herein.

PROPOSAL 5: APPROVAL OF 2015 LONG-TERM EQUITY-BASED INCENTIVE PLAN

The Board of Directors has approved, and recommends that shareholders approve, the Company’s 2015 Long-Term Equity-Based Incentive Plan (the “2015 Plan”). The 2015 Plan allows for the grant of options, restricted shares, restricted share units (“RSUs”), performance awards, share appreciation rights (“SARs”) and other share-based awards.

If approved by the shareholders, the 2015 Plan will serve as successor to the Company’s 2010 Long-Term Equity-Based Incentive Plan (the “2010 Plan”). The 2010 Plan expired on June 29, 2015, and no additional awards under the 2010 Plan may be made. At the date of its expiration, there remained 12,236,957 shares available for grant as options (or option equivalents). As of June 30, 2015, out of the 70 million shares originally authorized under the 2010 Plan, awards covering 41,283,682 shares were outstanding and 16,479,362 shares had been issued.

Why Shareholders Should Vote to Approve the 2015 Plan

Pursuant to the rules of the New York Stock Exchange, the Company is generally not permitted to grant ordinary shares to any employee, director or other service provider as compensation for services except pursuant to a plan approved by shareholders. Approval of the 2015 Plan advances the following objectives:

•

Attract, motivate, and retain talented service providers. Our equity compensation program is vital to our ability to attract, motivate and retain a highly experienced team of employees, directors and other service providers. The continuation of this program under the 2015 Plan is crucial to our long-term success.

•

Align employee and shareholder interests. Our compensation philosophy reflects our belief that equity compensation is a critical means of aligning the interests of employees with those of shareholders. If the proposal to adopt the 2015 Plan is approved, we can continue our long-standing practice of paying significant portions of incentive compensation in stock and thereby aligning the interests of our employees and our shareholders.

•

Award performance-based compensation. We believe that equity compensation, by its very nature, is performance-based compensation. The value ultimately realized by an equity plan participant who meets the vesting requirements is directly linked to share price performance. The 2015 Plan builds on the performance features employed under the 2010 Plan by specifying various performance measures that may be used to structure awards geared to specific performance achievements.

In designing and adopting the 2015 Plan and recommending its approval to the shareholders, the Board of Directors considered, among other things, the following items:

•	The Board’s desire to continue the Company’s long-established focus on aligning executive and employee compensation to long-term shareholder performance through equity-based compensation;

•

The expiration of the 2010 Plan, as described above, such that the 2015 Plan will replace, not merely supplement, the 2010 Plan and that no new grants may be made under the 2010 Plan following the date of its expiration; and

•	The shares to be reserved under the 2015 Plan would represent less than 10% of the Company’s total fully diluted shares.

Key Features of the 2015 Plan

The 2015 Plan and the Company’s other related governance practices and policies have a number of features that are designed to protect shareholder interests. Some of these features are set forth below and are described more fully under the heading “Summary of the 2015 Plan.” The description of these features and the summary provided below do not provide a complete description of all the provisions of the 2015 Plan. The full text of the 2015 Plan is attached as Exhibit B hereto, and the description and summary below are qualified in their entirety by reference to Exhibit B.

•

No “evergreen” provision. The 2015 Plan does not contain an “evergreen” provision. The number of shares available is capped and there is no formula providing for any automatic increase in the number of shares available.

•

Fungible share pool. The 2015 Plan uses a fungible share pool under which each option and SAR counts as one share against the plan share reserve and each “full-value” award (which includes any award other than options or SARs) counts against the plan share reserve according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable.

•	No liberal share counting. The 2015 Plan prohibits the reuse of shares withheld, repurchased or delivered to satisfy the exercise price, base price or taxes relating to an award.

•	No repricing. The 2015 Plan prohibits the repricing of awards without shareholder approval.

•	No discounted options or SARs. All options and SARs must have an exercise price or base price equal to or greater than the fair market value of the underlying shares on the date of grant.

•

No liberal definition of “change in control.” The change in control definition contained in the 2015 Plan is not a “liberal” definition that would be triggered on mere shareholder approval of a transaction.

•

Minimum vesting requirements. Subject to certain limited exceptions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, SARs or performance awards under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant.

•	Limitation on term of options and SARs. The maximum term of an option or SAR under the 2015 Plan is 10 years.

•

No dividends or dividend equivalents on unearned awards. The 2015 Plan generally provides that cash dividends and share dividends, if any, with respect to restricted shares shall be withheld by the Company and shall be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. The 2015 Plan further prohibits the current payment of dividends or dividend equivalent rights on unvested or unearned awards, including performance awards.

•

Double-trigger vesting. The 2015 Plan requires that participants experience a qualifying termination within two years following a change in control for the vesting of awards that are assumed or substituted in connection with the change in control to accelerate as a result of the change in control.

•	Clawback. Awards granted under the 2015 Plan are subject to the Company’s clawback and/or recoupment policies.

•

Limitation on amendments. No amendments to the 2015 Plan can be made without shareholder approval if any such amendment would require shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Company’s shares are principally listed or would diminish the prohibitions on repricing options or SARs.

•

Limitation on Awards to Office Holders (as defined in the Israeli Companies Law). Unless otherwise determined by the Committee (as defined below) and the Board of Directors and approved in accordance with the Israeli Companies Law, any award granted under the 2015 Plan to a director or executive officer is subject to the Compensation Policy.

Key Data

The following table includes information regarding outstanding awards and ordinary shares of the Company available for future awards under 2010 Plan as of June 30, 2015 (and without giving effect to approval of the 2015 Plan under this proposal 5):

2010 Plan
Total ordinary shares underlying outstanding stock options	12,236,957
Weighted average exercise price of outstanding stock options	$48.99
Weighted average remaining contractual life of outstanding stock options	2,680.46 days
Total ordinary shares currently available for grant	0

The Compensation Committee carefully monitors our annual burn rate and total dilution by granting only the appropriate number of share-based awards that it believes are necessary to attract, reward and retain employees, non-employee directors and other service providers. Burn rate, or run rate, refers to how fast a company uses the supply of shares authorized for issuance under its share incentive plan. Over the last three years, we have maintained an average burn rate of only 1.2% of ordinary shares outstanding per year. Dilution measures the degree to which our shareholders’ ownership has been diluted by share-based compensation awarded under our share plans. The following table shows our burn rate and dilution percentages over the past three years:

Key Equity Metric	2014	2013	2012
Burn Rate (1)	1.6%	0.4%	1.6%
Dilution (2)	3.1%	3.7%	4.3%

(1)	Burn rate is calculated by dividing the number of ordinary shares subject to equity awards granted during the year by the weighted average number of ordinary shares outstanding during the year.
(2)	Dilution is calculated by dividing the number of ordinary shares subject to equity awards outstanding at the end of the fiscal year by the number of ordinary shares outstanding at the end of the fiscal year.

Summary of the 2015 Plan

The following is a summary of certain material features of the 2015 Plan.

Term of the 2015 Plan

If approved by shareholders, the 2015 Plan will be effective as of the date of approval and will be active for five years. No awards will be granted under the 2015 Plan on or after the fifth anniversary of shareholder approval, although awards granted under the 2015 Plan may have terms that extend, and awards may be exercised, beyond that date.

Shares Available for Issuance under the 2015 Plan

The 2015 Plan will reserve a maximum of 43,700,000 ordinary shares, or American Depositary Shares representing ordinary shares (collectively, “shares”) (which include the 12,236,957 shares that remained available for grant as options (or option equivalents) under the 2010 Plan at the time of its expiration), in a “fungible pool” available for issuance thereunder (or pursuant to the exercise of options or SARs, or the settlement of awards subject to settlement, to be granted thereunder). The pool of available shares will be reduced by one share for every option or SAR that is granted. Each “full-value” award will reduce the pool according to a ratio determined on or about the grant date, based on the fair value of the “full value” award to the fair value of an option or SAR, as applicable. “Full-value” awards are any awards other than options or SARs, including restricted shares, RSUs, performance awards and other share-based awards denominated in full shares.

Any shares underlying an award granted under the 2015 Plan that are not delivered as a result of an award that has expired, or has been canceled, forfeited, settled in cash or otherwise terminated without delivery to the participant of the full number of shares to which the award related may be used for the grant of additional awards under the 2015 Plan; however, shares withheld from an award in payment of the exercise price or taxes relating thereto will constitute shares delivered under the 2015 Plan and will not again be available for issuance thereunder. To the extent that any outstanding grant under the 2010 Plan prior to the effective date of the 2015 Plan expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of shares to which the grant related, the number of such undelivered shares will increase the maximum number of shares available for grant under the 2015 Plan up to a maximum of 41,283,682 shares (subject to adjustment in accordance with the terms of the 2015 Plan). Equity-based awards assumed or substituted by the Company or its affiliates as part of a corporate transaction (including, without limitation, from an entity that is merged into or with the Company, acquired by the Company or otherwise involved in a similar corporate transaction with the Company) will not count against the number of shares reserved and available for issuance pursuant to the Plan.

Awards and the shares authorized under the 2015 Plan are subject to adjustment as described below under “Changes in Capital Structure.”

Purpose

The 2015 Plan will be the primary plan under which equity-based awards are awarded on a worldwide basis to “eligible persons” (including employees and non-employee directors). Its purpose is to assist the Company in (a) attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders.

Plan Administration

Except as described below and as required by law, the 2015 Plan will be administered by a committee of the Board of Directors (the “Committee”) consisting of two or more members of the Board of Directors, each of whom shall be an “independent director” for purposes of the rules and regulations of the New York Stock Exchange (or other principal United States national securities exchange on which the Company’s shares are listed and traded on the relevant date), and at least one of whom shall be a “statutory independent director” under the Israeli Companies Law. Unless otherwise determined by the Board of Directors, the Compensation Committee shall act as the Committee. Subject to applicable law, the Committee will have the power to, among other things, allocate shares to each subplan under the 2015 Plan (each a “Subplan”) and determine the types of awards to be granted thereunder, establish policies applicable to awards, approve eligible participants, determine the type or types of incentives to be granted to each participant, and the terms and conditions of any awards granted, and interpret and administer the Plan or applicable Subplan and any award agreement. The terms and provisions of awards and the related agreements need not be uniform among participants, whether or not such participants are similarly situated. Any action taken or to be taken by the Committee arising out of or in connection with the administration of the 2015 Plan or any Subplan shall, to the maximum extent permitted by applicable law, be within its discretion and shall be final, binding and conclusive upon the Company, its affiliates and all participants.

The Committee may delegate its authority to perform certain functions to officers or employees of the Company or its affiliates, to the extent such permitted under applicable law; provided, however, that any action of the Committee relating to an award intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the U.S. Internal Revenue Code of 1986, amended (the “Code”), must be taken by a Committee consisting solely of two or more members who are “outside directors” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

The Board of Directors retains exclusive authority to approve one or more Subplans that will be established in accordance with the overall terms of the 2015 Plan to facilitate local administration of the 2015 Plan in various jurisdictions in which the Company and its affiliates operate, to conform the 2015 Plan with legal requirements of such jurisdictions, and to allow for favorable tax treatment under applicable local tax laws.

Eligibility

Directors, employees and consultants of, and persons who have accepted employment with or entered into a service agreement with, the Company and its affiliates who have been approved by the Committee as participants will be eligible to receive awards under the 2015 Plan. However, awards granted to “office holders” of the Company (as defined in the Israeli Companies Law) will be subject to the Company’s Compensation Policy, which was adopted by the Company in accordance with the Israeli Companies Law, unless otherwise approved by applicable law.

Types of Awards Available Under the 2015 Plan

Options; Restricted Shares; RSUs; Performance Awards; SARs. Options, restricted shares, RSUs (which are notional units that each represent the right to receive one share (or the cash value thereof, if determined by the Committee) upon a specified settlement date), performance awards and SARs, may be granted to participants under the 2015 Plan on such terms and conditions as the Committee shall determine, subject to certain limitations imposed by the 2015 Plan. While subject to vesting conditions, restricted shares may not be transferred, and each certificate for such shares shall contain a legend giving appropriate notice of the restrictions applicable to the grant.

The exercise price of each option or SAR may not be less than 100% of the fair market value of one share on the date the option or SAR, as the case may be, is granted, and the term of each option or SAR may not exceed ten years from the date of grant.

Generally, the vesting of options, restricted shares, RSUs, performance awards and SARs will be subject to the participant’s continued employment with the Company or an affiliate, as applicable, during a period designated by the Committee at the time of grant; provided, however, that, subject to any acceleration of vesting in connection with a change in control of the Company (as defined in the 2015 Plan) or certain similar corporate transactions, except for awards granted to non-employee directors, no options, restricted shares, RSUs, performance awards or SARs granted under the 2015 Plan may vest or become exercisable, if subject to exercise, earlier than the first anniversary of the date of grant. In addition, the Committee may require that certain performance objectives be met for purposes of vesting in awards of options, restricted shares, RSUs or SARs.

Unless otherwise provided in a Subplan or award agreement or otherwise determined by the Committee, if a participant ceases to be employed by the Company or an affiliate, as applicable, for any reason other than death, disability, a qualifying retirement, or by the Company or such affiliate for cause, such participant’s options and SARs will remain exercisable, to the extent exercisable at the time of cessation of employment, for a period not extending beyond 90 days after the date of cessation of employment, and in no event beyond the original expiration date of the option or SAR, such participant’s restricted shares, unvested RSUs and unearned and unvested performance awards will be forfeited for no consideration, and such participant’s vested RSUs will be settled in accordance with the settlement schedule set forth in the applicable award agreement. If a participant’s employment is terminated for cause, or the participant resigns in circumstances where Company or an affiliate, as applicable, is entitled to terminate such participant’s employment for cause, such participant’s options and SARs (both vested and unvested) will expire immediately, and such participant’s unvested restricted shares, RSUs (both vested and unvested) and performance awards (to the extent not yet paid) will be forfeited for no consideration. In the event of termination due to death or disability, the participant’s options, restricted shares, RSUs and SARs will immediately become vested (with any performance-based vesting options and SARs vesting based on target level of performance) and any options or SARs will remain exercisable through the original expiration date of such options or SARs, and the participant’s performance awards will immediately become vested and paid out based on target level of performance.

During the vesting period for restricted shares granted under the 2015 Plan, a participant will be entitled to vote such shares. Unless otherwise set forth in a Subplan or an award agreement, cash dividends and share dividends, if any, with respect to restricted shares shall be withheld by the Company for the participant’s account, generally without interest, and will be subject to vesting and forfeiture to the same degree as the restricted shares to which such dividends relate. Unless otherwise set forth in a Subplan or an award agreement, no dividends or dividend equivalents will be paid on RSUs or performance awards. Dividends or dividend equivalents, if any, with respect to RSUs or performance awards will generally be withheld by the Company for the participant’s account without interest and will be subject to vesting and forfeiture to the same degree as the awards to which such dividends or dividend equivalents relate. No dividends or dividend equivalents will be paid with respect to options or SARs.

Other Share-Based Awards. The Committee may grant other awards payable or denominated in shares, which may be granted to participants based on such terms and conditions not inconsistent with the terms of the Plan and which may be made as additional compensation for services rendered by a participant or may be in lieu of cash or other compensation.

Performance Objectives

As noted above, the Committee may condition the grant of options, restricted shares, RSUs, performance awards or SARs on the satisfaction of performance objectives. Performance objectives applicable to any award to a “covered employee” as defined in Section 162(m) of the Code will be based on specified levels of or change in one or more of the following business criteria: (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; or (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee.

Other Information

Amendments to or Termination of the Plan. The Board of Directors may from time to time amend the 2015 Plan as permitted by applicable statutes, rules and regulations, except that it may not, without the consent of the participants affected, revoke or alter, in a manner unfavorable to participants, any awards then outstanding. Additionally, the Board of Directors may not, without shareholder approval, amend the 2015 Plan where shareholder approval is required by applicable law or regulation, or the applicable rules of the national securities exchange on which the shares are principally listed, or effect any repricing of awards thereunder. The Board of Directors may discontinue the 2015 Plan at any time.

Transferability. Awards granted under the 2015 Plan are not assignable or transferable, except for limited circumstances upon a grantee’s death or as determined by the Committee pursuant to the terms of any written award agreement.

Change in Capital Structure. In the event of any change in the outstanding shares or the capital structure of the Company, the declaration of any extraordinary dividend, or any change in applicable laws or circumstances that results or could result in the substantial dilution or enlargement of participants’ rights, the Committee shall adjust the aggregate number of shares that may be granted pursuant to awards, the number of shares covered by outstanding awards, and the price per share of each award under the 2015 Plan, as determined by the Committee in its sole discretion.

Change in Control Provisions. Under the 2015 Plan, unless otherwise provided in an award agreement or guidelines approved by the Board of Directors or the Committee, in the event of a change in control of the Company or certain similar corporate transactions, the Committee may, in its discretion, provide for any one or more of the following: (i) the assumption or substitution of such awards in connection with such event; (ii) the accelerated vesting of any awards; (iii) the cancellation of any or all outstanding awards upon the consummation of such event such that award holders will receive a payment in respect of such cancellation based on the per-share consideration being received by the Company’s shareholders in connection with such change in control; and (iv) subject to applicable law, the replacement of outstanding awards with a cash incentive program that preserves the value of the replaced awards and contains identical vesting conditions. With respect to any award that is assumed or substituted in connection with a change in control of the Company, the vesting, payment, purchase or distribution of an award will not be accelerated by reason of the change in control for any participant unless the participant’s employment is involuntarily terminated during the two-year period commencing on the change in control.

Events constituting a change in control of the Company or similar corporate transaction under the 2015 Plan include (1) a change in the ownership or control of the Company pursuant to which any person acquires more than 50% of the total combined voting power of the Company’s securities; (2) the replacement of at least a majority of the members of the Board (other than directors whose election or nomination for election are approved by two-thirds of the then-current members of the Board) within a 24-month period; (3) a sale of all or substantially all of the Company’s assets; (4) a merger or consolidation in which the Company is not the surviving entity or in which the Company’s shareholders receive securities of another corporation, cash, and/or other property; (5) a sale, divesture, spin-off or other similar transaction in which any affiliate of the Company ceases to be an affiliate, with respect to outstanding awards held by participants who experience a termination of employment on account of such event only; and (6) the reorganization or liquidation of the Company.

United States Federal Income Tax Consequences

The following is a brief discussion of the U.S. federal income tax consequences for awards granted under the 2015 Plan. The 2015 Plan is not subject to the requirements of the Employee Retirement Income Security Act of 1974, as amended, and it is not, nor is it intended to be, qualified under Section 401(a) of the Code. This discussion is based on current law, is not intended to constitute tax advice, and does not address all aspects of U.S. federal income taxation that may be relevant to a particular participant in light of his or her personal circumstances and does not describe foreign, state, or local tax consequences, which may be substantially different.

Options and SARs. With respect to non-qualified options and SARs, (i) no income is realized by a participant at the time the award is granted; (ii) generally, at exercise, ordinary income is realized by the participant in an amount equal to the difference between the exercise or base price paid for the shares and the fair market value of the shares on the date of exercise, and the participant’s employer is generally entitled to a tax deduction in the same amount subject to applicable tax withholding requirements; and (iii) upon a subsequent sale of the shares received on exercise, appreciation (or depreciation) after the date of exercise is treated as either short-term or long-term capital gain (or loss) depending on how long the shares have been held, and no deduction will be allowed to such participant’s employer. No options granted under the 2015 Plan will qualify as incentive stock options intended to satisfy the requirements of Section 422 of the Code.

Other Share-Based Awards. The tax effects related to other share-based awards under the 2015 Plan are dependent upon the structure of the particular award.

Withholding. At the time a participant is required to recognize ordinary compensation income resulting from an award, such income will be subject to federal (including, except as described below, Social Security and Medicare tax) and applicable state and local income tax and applicable tax withholding requirements. If such participant’s year-to-date compensation on the date of exercise exceeds the Social Security wage base limit for such year ($118,500 in 2015), such participant will not have to pay Social Security taxes on such amounts. The Company is required to report to the appropriate taxing authorities the ordinary income received by the participant, together with the amount of taxes withheld to the Internal Revenue Service and the appropriate state and local taxing authorities.

Section 162(m). In general, Section 162(m) of the Code denies a publicly held corporation a deduction for federal income tax purposes for compensation in excess of $1 million per year per person to its chief executive officer and the three other highest-paid executive officers (other than the chief financial officer) employed at the end of that company’s fiscal year, subject to certain exceptions (including an exception for performance-based compensation). Although as a foreign private issuer the Company is not subject to the deduction limitations of Section 162(m) of the Code, the 2015 Plan is designed so that options and SARs qualify for this exception, and it permits the Committee to grant other awards designed to qualify for this exception, should the Company become subject to Section 162(m) of the Code in the future. The Committee is authorized to also grant awards that are not qualified under Section 162(m) of the Code.

Section 409A. Certain awards under the 2015 Plan may be subject to Section 409A of the Code, which regulates “nonqualified deferred compensation” (as defined in Section 409A of the Code). If an award under the 2015 Plan (or any other Company plan) that is subject to Section 409A of the Code is not administered in compliance with Section 409A of the Code, then all compensation under the 2015 Plan that is considered “nonqualified deferred compensation” (and awards under any other Company plan that are required pursuant to Section 409A of the Code to be aggregated with the award under the 2015 Plan) will be taxable to the participant as ordinary income in the year of the violation, or if later, the year in which the compensation subject to the award is no longer subject to a substantial risk of forfeiture. In addition, the participant will be subject to an additional tax equal to 20% of the compensation that is required to be included in income as a result of the violation, plus interest from the date that the compensation subject to the award was required to be included in taxable income.

New Plan Benefits

Because awards to be granted in the future under the 2015 Plan are at the discretion of the Committee, it is not possible to determine the benefits or the amounts received or that will be received under the 2015 Plan by eligible participants.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the Teva Pharmaceutical Industries Ltd. 2015 Long-Term Equity-Based Incentive Plan.

PROPOSAL 6: APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The audit committee of the Board of Directors recommends that, as required under Israeli law, shareholders appoint Kesselman & Kesselman, an independent registered public accounting firm in Israel and a member of PricewaterhouseCoopers International Limited (“PwC”), as the Company’s independent registered public accounting firm until the 2016 Annual Meeting of Shareholders.

Pursuant to Teva’s Articles of Association, the Board of Directors is authorized to fix the remuneration of the Company’s independent registered public accounting firm.

Representatives of PwC are expected to be present at the Annual Meeting and will also be available to respond to questions from shareholders.

Principal Accountant Fees and Services

Teva paid the following fees for professional services rendered by PwC and other members of PricewaterhouseCoopers International Limited for the years ended December 31, 2014 and 2013:

	2014	2013
	(U.S. $ in thousands)

Audit fees	$11,936	$11,946

Audit-related fees	1,078	917

Tax fees	5,356	6,703

All other fees	549	1,256

Total	$18,919	$20,822

The audit fees for the years ended December 31, 2014 and 2013 were for professional services rendered for the integrated audit of Teva’s annual consolidated financial statements and its internal control over financial reporting as of December 31, 2014 and 2013, review of consolidated quarterly financial statements, statutory audits of Teva and its subsidiaries, issuance of comfort letters, consents and assistance with review of documents filed with the SEC.

The audit-related fees for the years ended December 31, 2014 and 2013 were for services in respect of due diligence related to mergers and acquisitions, accounting consultations and audits in connection with acquisitions, employee benefit plan audits, internal control reviews, attest services that are not required by statute or regulation and consultations concerning financial accounting and reporting standards.

Tax fees for the years ended December 31, 2014 and 2013 were for services related to tax compliance, including the preparation of tax returns and claims for refund, and tax planning and tax advice, including assistance with tax audits and appeals, advice related to mergers and acquisitions, tax services for employee benefit plans and assistance with respect to requests for rulings from tax authorities.

All other fees for the years ended December 31, 2014 and 2013 were for providing assistance in respect of a risk management program relating to one of the Company’s products, review services relating to a corporate integrity agreement, the purchase of accounting research tools and training regarding general financial reporting developments.

Policy on Pre-Approval of Audit and Non-Audit Services of Independent Registered Public Accounting Firm

Teva’s audit committee is responsible for the oversight of its independent auditors’ work. The audit committee’s policy is to pre-approve all audit and non-audit services provided by PwC and other members of PricewaterhouseCoopers International Limited. These services may include audit services, audit-related services, tax services and other services. The audit committee sets forth the basis for its pre-approval in detail, listing the particular services or categories of services that are pre-approved, and setting forth a specific budget for such services. Additional services may be pre-approved by the audit committee on an individual basis. Once services have been pre-approved, PwC and management then report to the audit committee on a periodic basis regarding the extent of services actually provided in accordance with the applicable pre-approval, and regarding the fees for the services performed. Such fees for 2014 and 2013 were pre-approved by the audit committee in accordance with these procedures.

Teva’s Board of Directors recommends that shareholders vote FOR the approval of the appointment of Kesselman & Kesselman, a member of PwC, as the Company’s independent registered public accounting firm until the 2016 Annual Meeting of Shareholders.

PRESENTATION OF 2014 FINANCIAL STATEMENTS

The Board of Directors has approved, and is presenting to shareholders for receipt and consideration at the Annual Meeting, Teva’s annual consolidated financial statements for the year ended December 31, 2014, which are included in Teva’s annual report on Form 20-F for the year ended December 31, 2014, available on Teva’s website at www.tevapharm.com.

This item does not involve a vote of shareholders.

By Order of the Board of Directors,

Dov Bergwerk

Senior Vice President,

Company Secretary

July 30, 2015

Exhibit A

Revised [        ] [        ], 2015

Teva Pharmaceutical Industries Ltd.

Compensation Policy for Executive Officers and Directors

This document sets forth the compensation policy of Teva Pharmaceutical Industries Ltd. (“Teva” or the “Company”) for its executive officers and directors.

For purposes of this policy, “executive officers” shall mean “office holders” as such term is defined in the Israeli Companies Law, 5759-1999 (the “Israeli Companies Law”), including Teva’s Chief Executive Officer (the “CEO”) but excluding Teva’s directors, unless otherwise expressly indicated. This policy is subject to applicable law and is not intended, and should not be interpreted as limiting or derogating from, provisions of applicable law to the extent not permitted. Pursuant to the Israeli Companies Law, shareholder approval is generally required to approve compensation to Teva’s CEO and its directors.

Teva’s Human Resources and Compensation Committee (the “Committee”) and its Board of Directors (the “Board”) will periodically review this policy to ensure that its provisions and implementation are aligned with Teva’s compensation philosophy and with applicable legal and regulatory requirements. This policy shall apply to any compensation arrangement of an executive officer or director that is approved following its adoption.

Teva’s Values

Teva is a leading global pharmaceutical company and is a leader in the global generic medicine industry. Headquartered in Israel, Teva is distinguished as the largest company in Israel. The Teva group is active in 60 countries, with over 40,000 employees worldwide, a majority of whom are employed outside of Teva’s home country, Israel.

In every action it undertakes, Teva follows its guiding values of Integrity, Respect, Collaboration, Excellence and Leadership. These values enable Teva to bring safe and effective medicines to the world through the quality of its people and of its products, and are the foundation of Teva’s commitment to patients, and of its continuous dedication to making a positive and meaningful difference.

Teva’s values ensure that Teva puts its people at the center of its success. They reinforce the importance of how Teva executes its strategy, and they drive Teva’s day-to-day behavior and decisions.

To remain competitive, Teva must attract and retain highly talented professionals with the necessary capabilities to promote creativity and manage global operations while embodying such values. Due to Teva’s unique position as an Israeli company with a global footprint, it aims to adopt compensation policies and procedures that match those of global companies of similar complexity, while complying with applicable local laws and customs.

Teva is also committed to transparent and ethical business practices. Maintaining high standards of corporate governance and legal compliance are key factors in Teva’s success. It allows Teva to create long-term value for its shareholders as well as all of its other stakeholders, including employees, customers, suppliers and, above all, patients worldwide.

Compensation Objectives

Teva’s objectives with respect to executive officer compensation, as summarized below, are designed to: (i) encourage pay-for-performance; (ii) align executive officers’ interests with those of the Company and its shareholders over the long-term; (iii) encourage balanced risk management; and (iv) provide a competitive compensation package.

Pay-for-performance: Teva aims to incentivize its executive officers by creating a strong link between their compensation and performance. Therefore, a significant portion of the total compensation package provided to Teva’s executive officers is based on measures that reflect both Teva’s short and long-term goals and performance, as well as the executive officer’s individual performance and impact on shareholder value. In order to strengthen this link, Teva defines clear and measurable quantitative and qualitative objectives that, in combination, are designed to improve Company results and returns to shareholders.

Aligning executive officers’ interests with those of the Company and its shareholders: In order to promote retention and motivate executive officers to focus on long-term objectives and performance of the Company’s shares, a significant portion of the compensation packages of Teva executive officers is granted in the form of equity-based compensation, which creates a direct link between the interests of executive officers and the interests of Teva and its shareholders.

Risk management: Compensation is structured in a manner that creates an incentive to deliver high performance (both long and short-term) while taking into account Teva’s compliance and risk management philosophy and avoiding undue pressure to take excessive risks, thus encouraging a balanced and effective risk taking approach. Teva’s compensation elements are designed with this in mind, by including mechanisms that reduce incentives to expose the Company to imprudent risks that may harm Teva or its shareholders in the short and long-term. This is achieved by using tools such as (i) placing maximum thresholds on eligibility for short and long-term incentives; (ii) measuring performance with key performance indicators that are designed to reduce incentives to take excessive risks; (iii) using compensation vehicles with diverse performance measures; (iv) granting a mix of equity-based compensation types that have long-term vesting schedules, which tie the awards to a longer performance cycle; and (v) requiring clawback of compensation payments in certain circumstances.

Competitiveness: Teva competes with global companies to attract and retain highly talented professionals with the necessary capabilities to promote creativity, manage its complex business and worldwide operations and execute its strategy. For these reasons, the total compensation package for Teva’s executive officers is generally targeted at the median of the peer group, which includes global pharmaceutical companies, as well as other companies which compete with Teva for similar talent, and may also include companies in the relevant geographical location. Executive officers’ total compensation may deviate from the target level as required to attract or retain certain individuals or reflect their respective characteristics or performance.

Teva’s executive officer compensation philosophy also values the following principles:

•	Promotion of Teva’s goals and supporting Teva’s business strategy and work plan;

•

Paying executive officers equitably relative to one another based on their role and responsibilities, educational background, skills, expertise, prior professional experience, achievements, seniority and location;

•	Embedding a culture of strong performance with high integrity; and

•	Encouraging good corporate governance and compliance practices.

Compensation Elements

Teva’s executive officers’ compensation packages are composed of the following elements:

•	Base salary

•	Cash bonuses

•	Equity-based compensation

•	Benefits and perquisites

•	Retirement and termination of service or employment arrangements

Teva’s target range for the compensation mix between the base salary, annual cash bonuses and equity-based compensation of its executive officers, is set forth below:

Target Range:

The target ratios express the optimal pay mix in the event that all performance measures are achieved at target levels and assume that all compensation elements detailed in the chart above are granted with respect to a given year. Performance in any given year that is lower than target levels or exceeds target levels may result in a payout in different percentages than those detailed above.

The target compensation mix supports the core principles of Teva’s executive officer compensation philosophy of compensating for performance and aligning executive officers’ interests with those of the Company and its shareholders, by emphasizing short and long-term incentives while considering the fact that different circumstances may warrant different target pay mixes. A large portion of an executive officer’s compensation is therefore targeted to be “pay at risk” tied to key metrics of the Company’s growth, consistent with the approach taken by other global pharmaceutical companies. The Company may see fit to incentivize its executive officers to realize key strategic opportunities and pursue innovative strategies, while taking into account measures to mitigate such risk in accordance with its risk management policy.

Set forth below is a description of each of the compensation elements.

Base Salary

Purpose: Base salaries provide stable compensation to executive officers, allow Teva to attract and retain competent executive talent and maintain a stable management team. Base salaries vary among executive officers, and will be individually determined according to each executive officer’s areas of responsibility, role and experience based on a variety of considerations, including:

•	Professional background: education, skills, expertise, professional experience and achievements.

•

Competitiveness: the base salary of executive officers will be evaluated by conducting external benchmarking using a defined peer group, selected, among others, according to Teva’s size, global footprint, nature of activities and competitors for similar talent, as well as the relevant geographical location, as further detailed under “External and internal considerations” below.

•

Internal fairness: the variation in the relative base salary among executive officers should reflect the differences in position, education, scope of responsibilities, location, previous experience in similar roles and contribution to attainment of Teva’s goals.

Adjustments to base salary: The Committee and the Board may periodically consider and approve base salary adjustments for executive officers. The main considerations for a salary adjustment are similar to those used in initially determining base salary, but may also include change of role or responsibilities, recognition for professional achievements, regulatory or contractual requirements, budgetary constraints or market trends. The Committee and the Board will also consider the previous and existing compensation arrangements of the executive officer whose base salary is being considered for adjustment.

One-time grant: In addition to the base salary, in circumstances deemed appropriate by the Committee and the Board, executive officers may be awarded a fixed amount, one-time, cash or equity-based grant upon recruitment or promotion, subject to the discretion of the Committee and the Board.

Cash Bonuses

Purpose: The annual cash bonus component aims to ensure that Teva’s executive officers are aligned and unified in reaching Teva’s short and long-term goals. Annual cash bonuses are, therefore, a strictly pay-for-performance element, as payout eligibility and levels are determined based on actual financial and operational results, as well as individual performance.

General: Following approval of the Company’s Annual Operating Plan (“AOP”) each calendar year, the Committee and the Board, following the CEO’s recommendation, shall determine the performance measures, taking into account Teva’s short and long-term goals, as well as its compliance and risk management policies. The Committee and the Board may also determine any applicable super-measures that must be met for entitlement to the annual cash bonus (all or any portion thereof) and the formula for calculating any annual cash bonus payout, with respect to each calendar year, for each executive officer. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may modify the objectives and/or their relative weights during the calendar year.

Measurement criteria: Quantitative and qualitative performance measures will be used to determine annual cash bonus eligibility, using key performance indicators. Subject to the discretion of the Committee and the Board, such performance measures will generally be determined based on the AOP and the long range plan approved by the Board, and will be structured in order to take into account Teva’s short and long-term goals. These performance measures, which include the objectives and the weight to be assigned to each achievement in the overall evaluation, will be categorized in three main areas, as described below:

•	Between 60% and 80% – overall company performance measures, which are based on actual financial and operational results, such as net revenues, sales, operating profit, cash flow and product quality;

•

Between 15% and 25% – business unit/cluster/regional performance measures, which are tailored to the specific characteristics of each unit and are aligned with the goals set forth in Teva’s annual operating plan and long range plan. For example, measures for the Chief Financial Officer may include cash flow and finance expense management; measures for the head of Research and Development may include R&D pipeline and milestones; and measures for the head of U.S. sales may include sale targets in this market; and

•

Up to 20% – quantitative and qualitative individual performance measures, which are based on specific pre-defined competencies and behaviors as well as the achievement of specific pre-defined goals determined for each individual executive officer.

When determining the precise distribution of these measures, the Committee and the Board will consider: (i) emphasizing the high level of accountability to overall company performance and financial results expected of each executive officer; (ii) creating a personal link between each executive officer’s compensation and the achievement of the corporate goals; (iii) creating a personal link between each executive officer’s compensation and the achievement of business unit goals under his or her responsibility; and (iv) driving individuals to a high performance culture.

Teva’s CEO’s performance will be measured as described below:

•

Between 80% and 85% – overall company performance measures, similar to those determined for other executive officers (as stated above), reflecting the importance of the CEO’s leadership role and the CEO’s responsibility and contribution that relate to overall company performance; and

•	Between 15% and 20% – discretionary evaluation of the CEO’s performance by the Committee and the Board based on quantitative and qualitative criteria.

Parameters: To the extent not already determined below, annual cash bonus parameters will be determined by the Committee and the Board, taking into account Teva’s short and long-term goals, as well as its risk management policy.

•

Thresholds: achievement of less than 80% of an executive officer’s performance measures in a given year (and with respect to the CEO, 85%) will not entitle such executive officer to an annual cash bonus.

•

Target Bonus: the target bonus, which is the annual cash bonus amount that an executive officer will be entitled to receive upon achievement of 100% of his or her performance measures, will be equal to 100% of the executive officer’s annual salary. The target bonus for the CEO will be 140% of the CEO’s annual salary.

•

Maximum Bonus: the maximum bonus, which is the maximum annual cash bonus amount that an executive officer will be entitled to receive upon achievement of at least 120% of his or her performance measures for any given calendar year, will not exceed 200% of such executive officer’s annual salary.

•

Payout Formula: the formula for calculating the annual cash bonus payout with respect to each calendar year will refer to the target and maximum bonus and applicable thresholds and super-measures. The formula may result in a partial bonus payout in the event that an executive officer achieves less than 100% (but no less than 80%, and with respect to the CEO, not less than 85%) of his or her performance measures.

•

Super-measures: the Committee and the Board may determine one or more additional mandatory requirements that must be met for entitlement to the annual cash bonus (all or any portion thereof) with respect to each calendar year. The super-measures may be determined as an absolute parameter (e.g., operating profits, revenues, EPS) and/or as a parameter that is relative to a peer group (e.g., ratio of EPS to peer group EPS, ratio of TSR to peer group TSR).

•

Budget: the Committee and the Board may set an annual budget for annual cash bonuses awarded to executive officers. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

The annual cash bonus parameters are intended to drive motivation and performance continuously higher, while the maximum payout ceiling provides a risk management mechanism that assists in protecting Teva from excessive risk taking to achieve short-term results that could expose Teva to risk in the long-term, and aligns target setting with Teva’s pre-defined risk profile.

In the event of an executive officer’s termination of service or employment where such executive officer served in Teva for less than 12 months, he or she will not be entitled to an annual cash bonus, unless otherwise determined by the Committee and Board.

In addition to the annual cash bonus, in very special circumstances, the Committee and the Board may determine that an executive officer is also entitled to other cash bonuses for completion of a certain achievement or assignment. Such other cash bonuses provide Teva the flexibility to adapt to unexpected or unaccounted for events or occurrences. The conditions for receipt of such other cash bonuses and the method of calculation thereof will be determined by the Committee and the Board in advance. The Committee and the Board may also, in their sole discretion, grant other cash bonuses for significant or extraordinary achievements or efforts that produced an exceptional result, provided that the total amount of other cash bonuses awarded to an executive officer for any given year will not exceed 25% of such executive officer’s annual salary, and provided further that the value of discretionary variable compensation will not exceed 20% of the executive officer’s total variable compensation.

Equity-based Compensation

Purpose: Equity-based compensation is intended to reward for future performance, as reflected by the market price of Teva’s ordinary shares and/or other performance criteria, and is used to foster a long term link between executive officers’ interests and the interests of Teva and its shareholders as well as to attract, motivate and retain executive officers’ for the long term by:

•	Providing executive officers with a meaningful interest in Teva’s share performance;

•	Linking equity-based compensation to potential and sustained performance; and

•	Spreading benefits over time through the vesting period mechanism.

Equity grant determinations: Equity-based awards will generally be granted to executive officers on an annual basis, and at such other times as the Committee and the Board deem appropriate, including for newly hired or promoted executive officers. Notwithstanding the foregoing, the Committee and the Board may determine with respect to a specific year that no equity-based awards will be granted to all or any particular executive officers.

Equity-based awards will be granted pursuant to Teva’s “2010 Long-Term Equity-Based Incentive Plan,” and/or any other long-term incentive plan(s) that Teva may adopt in the future and generally on terms and conditions provided for therein and as determined by the Committee and the Board, provided that any such terms and conditions are in line with the following:

•

Time-based equity awards: Equity-based awards structured as time-based awards (aimed to reward long term performance, as reflected by the market price of Teva’s ordinary shares or American Depositary Shares) will include a time-vesting period. Time-based equity awards will have an overall exercise term of several years, structured in order to retain executive officers and maintain their commitment to increasing Company and shareholder value over the long term. These types of awards may include stock options and/or restricted stock units.

•

Performance-based equity awards: The amount and/or vesting of performance-based awards will be subject to achievement of pre-determined performance criteria. Performance measurement periods for performance-based equity awards will be for specified periods that express the long-term performance goals that Teva wishes to achieve. Following the performance measurement period, additional time-based vesting requirements may also apply. The vesting criteria for performance-based equity awards will be based on measurable performance criteria, such as financial parameters and/or stock performance parameters, which may be determined as an absolute parameter (e.g., EPS, TSR, stock price) and/or as a parameter that is relative to a peer group (e.g., ratio of TSR to peer group TSR). These types of awards may include performance stock units and/or market stock units.

•

Vesting of equity-based awards: The minimum vesting period of all equity-based awards, other than performance stock units (if granted) will be two years from the date of grant. The minimum vesting period of performance stock units (if granted) will be three years from the date of grant.

The monetary grant value of executive officers’ equity-based awards will be determined by the Committee and the Board, taking into account, among other things, Teva’s pay mix targets, the desired mix of equity-based vehicles, the executive officer’s contribution to Company performance, desired competitive compensation levels and dilution or pool limits. When establishing the monetary grant value, the Committee and the Board will also determine the mix of equity-based vehicles for each grant, which may include various types of time-based and performance-based equity-based vehicles, including stock options, restricted stock units, performance stock units, market stock units and/or other share-based awards. The value of each type of equity-based vehicle will be determined in accordance with accepted valuation and accounting principles, as they apply to the relevant type of equity-based vehicle. The mix of equity vehicles and the relative weight assigned to each type of equity-based vehicle out of the total equity-based grant will be structured to enhance the executive officers’ commitment to increasing Company and shareholder value and will be designed to encourage balanced and effective business risk-taking. The Committee and the Board may change the distribution and elements of the equity mix from time to time.

Caps on equity-based compensation:

•

Equity budget: the Committee and the Board may set an annual budget for equity-based compensation awarded to executive officers. In special circumstances, as determined by the Committee and the Board (e.g., regulatory changes and significant changes in Teva’s business environment), the Committee and the Board may amend or modify such budget during the applicable period.

•

Cap at grant date: the total monetary grant value of all equity-based compensation awarded to a single executive officer per annum shall not exceed $2 million (and with respect to the CEO, $3.5 million) and shall not exceed 80% of each executive officer’s total compensation package in a given calendar year.

•	Cap at exercise date: the Committee and the Board may from time to time consider determining a cap for the benefit deriving from the exercise of equity-based compensation.

Benefits and Perquisites

Purpose: Benefit plans and perquisites have three main objectives:

•	Compliance with legal requirements to provide certain benefits that are mandatory under applicable law (e.g., paid vacation, sick leave and pension plans);

•	Attracting, motivating and retaining high level professionals; and

•	Enabling recruitment of executive officers from various locations and their relocation.

Types of benefits: Benefit plans and perquisites are intended to supplement cash compensation and often involve non-monetary rewards, coverage of certain business-related expenses, insurance, pension and savings plans and other deferred monetary savings. Such benefits and perquisites may vary depending on geographic location and other circumstances. Global, regional and local units may develop their own benefit plans and procedures, consistent with Teva’s principles and guidelines and subject to approval of the appropriate organs in the Company. Benefits and perquisites may include, in addition to benefits that are mandated by applicable law and/or generally provided to all other employees (including related costs and expenses): car and transportation, telecommunication devices, media and computer equipment and expenses, travel and relocation (including expenses related to family, such as school tuition and commuting) and life and medical insurance and benefits (including for family).

Retirement and Termination of Service or Employment Arrangements

Purpose: Depending on the circumstances, Teva may provide certain post-service or employment benefits, compensation or protection to its executive officers, which helps it attract and retain highly talented professionals globally for long-term leadership positions, and express recognition of such executive officers’ contribution to Teva during their tenure with the Company.

General: Retirement or termination of service or employment arrangements, will be determined based on the circumstances of such retirement or termination, the term of service or employment of the executive officer, his/her compensation package during such period, market practice in the relevant geographic location, Teva’s performance during such period and the executive officer’s contribution to Teva achieving its goals and maximizing its profits. For example, the Committee and the Board may, at their discretion, determine not to provide some or any post-service or employment benefits, compensation or protection, in the event of termination for “cause,” which will be as defined in the applicable arrangement or plan document.

Post-service or employment benefits, compensation or protection: Executive officers’ post-service or employment benefits, compensation or protection, may include, without limitation, one or more of the following arrangements. In light of the Company’s global nature and headquarters in Israel, with executive officers located both in Israel and abroad, the following list is intended to encompass retirement or termination arrangements in a wide range of circumstances, including geographic location, and does not reflect an intention by the Company to provide an individual executive officer with all of the arrangements included therein.

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Advance notice: advance notice of termination for a certain period of time, not to exceed nine months, during which an executive officer will be entitled to receive full terms of service or employment and will be required to continue to perform his or her duties, unless otherwise determined by the Company.

•	Severance payment: a severance payment of up to the product of 200% of the last monthly base salary and the number of years of employment.

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Non-compete: up to 12 monthly base salaries (and for the CEO, 24 monthly base salaries) in consideration for the executive officer’s undertaking not to compete with Teva for at least one year following termination. Payments shall cease and Teva may reclaim any amounts paid in this regard in the event of a breach of such undertaking (in addition to any other remedies available).

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Change in control: upon termination of service or employment by the Company without “cause” or by the executive officer for “good reason,” one year or less following a merger, either (a) up to $1.5 million, or (b) increase of severance payments by an amount not to exceed 6 monthly base salaries (and for the CEO, 12 monthly base salaries). Such “double-trigger” arrangements enable management to evaluate and support potential transactions that might be beneficial to shareholders even though the result would be a change of control of Teva, while attempting to alleviate any uncertainties in connection therewith.

•	Medical benefits: continuation of medical and life insurance benefits for a period of up to 18 months following retirement or termination of service or employment.

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Acceleration, continued vesting and exercisability of equity-based compensation: the acceleration or continued vesting of equity-based compensation grants, as well as the post-termination exercise period for vested stock options, following termination of service or employment.

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Discretionary payment: for executive officers that have served in their position for five years or more, in special circumstances determined by the Committee and the Board, a special one-time payment upon retirement or termination in an amount not to exceed 200% of the annual salary, in acknowledgment of their special contribution to the Company and circumstances of retirement or termination, as determined by the Committee and the Board no earlier than a reasonable time prior to retirement or termination of their service or employment.

Committee and Board Discretion: The Committee and the Board may determine that any or all post-service or employment benefits, compensation or protection (as well as any portion thereof) will be granted in consideration for and/or conditioned upon or subject to the fulfillment of one or more conditions or undertakings (e.g., confidentiality and/or non-compete obligations).

External and Internal Considerations

External benchmarks: While Teva focuses on a comparable peer group of global pharmaceutical companies to benchmark compensation, it understands that the market for executive talent may be broader than this group. In addition, Teva believes that its peer group should also include companies which compete with Teva for similar talent. Consequently, being a global company with headquarters in Israel, the Committee and the Board will evaluate executive officer compensation against survey and market data which may include the following segments:

•	companies of similar size or financial characteristics in North America and Western Europe;

•	pharmaceutical companies in North America and Western Europe; and

•	companies in relevant geographic locations, including Israel, which compete with Teva for similar talents.

At the time this policy is adopted, Teva expects its global peer group of pharmaceutical companies for this purpose to include: Amgen, AstraZeneca, Biogen Idec, Bristol-Myers Squibb, Eli Lilly and Company, Mylan.

In addition, the Committee may also collect data with respect to specific locations regarding certain compensation elements, as well as other published data, when appropriate, for comparable competencies. While the total compensation package for executive officers at Teva is generally targeted at the median of the peer group, individual compensation packages may vary as they are designed to be flexible so that compensation best reflects matters such as the individual’s experience, performance, geographic location, and the business need to attract and retain specific talent.

Internal fairness:

As a global company, with complex world-wide operations and with many of its executive officers and a vast majority of its employees located outside of Israel, Teva positions its executive officer compensation on a competitive scale commensurate with each executive officer’s role and responsibility. Due to the large variations in customary pay levels, compensation practices and mandatory compensation requirements amongst the jurisdictions where executive officers and employees are located, the Committee and the Board believe that a meaningful comparison between executive officer compensation and the compensation of other employees should be made while considering the relevant geographic location in which the executive officer is located, the executive officer’s role and scope of responsibility and the relevant geographic location of employees under the executive officer’s area of responsibility.

Therefore, in addition to external benchmarking, the Committee and the Board will periodically review relevant internal ratios between executive officer compensation and the compensation of all other employees, and specifically the average and median values of all other employee compensation, and its potential effect on the labor relations in Teva. Where deemed appropriate by the Committee and the Board, the Committee and the Board will review internal ratios between executive officers and other employees in relevant geographies as well.

In the process of composing this policy, the Committee and the Board examined, among other things, the ratio between overall compensation of executive officers and the average and median compensation of other employees in Teva (including those employed by manpower contractors), as well as the possible ramifications of such ratio on the work environment in Teva, in order to ensure that levels of executive officer compensation will not have a negative impact on the positive work relations in Teva.

Previous and existing compensation arrangements: When considering the compensation package of an executive officer, the Committee and the Board may consider the previous and existing compensation arrangements of such individual and his or her scope of responsibility.

General Discretion and Clawback

General discretion: this policy is not intended and should not be interpreted as providing for the grant or creating an obligation on the part of the Company to grant any compensation to all or any particular executive officers or directors. Hence, the Committee and the Board may, at their sole discretion, approve compensation terms which are lower than the thresholds and benchmarks described herein.

Reduction of variable compensation: The Committee and the Board have the right to reduce any variable compensation to be granted to an executive officer due to circumstances determined by the Committee and the Board.

Clawback: Teva’s executive officers are required to return any compensation paid to them on the basis of results included in financial statements that turned out to be erroneous and was subsequently restated, during the three year period following filing thereof. In such case, compensation amounts will be returned net of taxes that were withheld thereon, unless the executive officer has reclaimed or is able to reclaim such tax payments from the relevant tax authorities (in which case the executive officer will also be obligated to return such tax amounts).

In addition, in the event that it is discovered that an executive officer engaged in conduct that resulted in a material inaccuracy in Teva’s financial statements or caused severe financial or reputational damage to Teva, or in the event that it is discovered that an executive officer breached confidentiality and/or non-compete obligations to Teva (as determined by the Committee and the Board), the Committee and the Board shall have broad remedial and disciplinary authority. Such disciplinary action or remedy would vary depending on the facts and circumstances, and may include, without limitation, (i) termination of employment, (ii) initiating an action for breach of fiduciary duty, and (iii) seeking reimbursement of performance-based or incentive compensation paid or awarded to the executive officer.

The Committee and the Board will determine applicable terms to enforce repayment of clawback amounts.

No Hedging Policy

The Committee and the Board may set rules and procedures which prohibit executive officers from hedging their equity-based awards and any other Teva securities held by them (whether they are subject to transfer restrictions or not), such as purchasing options on Teva securities, purchasing derivative securities linked to Teva’s securities or engaging in “short” sales on Teva securities. Any such restriction that is set by the Committee and the Board will apply to each executive officer until 1 year after such executive officers’ termination or retirement.

Non-Employee Director Compensation

Objectives: Teva aims to attract and retain highly talented directors with the appropriate educational background, qualifications, skills, expertise, ~~prior~~ professional experience and achievements, by providing a fair and competitive compensation program. This policy governs compensation to non-employee directors; any management or other employee directors will not receive separate compensation for their service as a director of the Company.

~~Elements: Directors’ compensation is comprised of the following elements:~~

•	~~Annual fee~~

•	~~Per-meeting fee~~

~~Teva’s Chairman and Vice Chairman, as well as any other directors who take on increased duties in the activities of the Company, may be paid higher annual fees, in lieu or supplemental to the per-meeting fees, in recognition of the increased duties.~~

~~In addition, Teva will reimburse or cover its directors for certain expenses (including travel expenses) incurred in attending Board and committee meetings or performing other services for Teva in their capacity as directors.~~

When considering director compensation, the Committee and the Board will review those matters mandated by Israeli law, and may review benchmarking data with respect to compensation of a peer group defined by Teva. ~~In addition to benchmarking, the Committee and the Board will review relevant internal ratios between director compensation and the compensation of all other employees, and specifically the average and median values of all other employee compensation, as well as the potential effect on the labor relations in Teva.~~ The Committee and the Board may also consider directors’ previous and existing compensation arrangements, as well as changes in ~~their~~the scope of their duties or responsibilities.

Director compensation shall be subject to shareholder approval to the extent required under applicable law.

Elements: Director compensation may be comprised of one or more of the following elements:

•	Board membership fee. Directors will generally be entitled to receive an annual cash payment by virtue of their membership on the Board;

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Committee membership fees. Directors will generally be entitled to receive an annual cash payment by virtue of their membership on one or more committees of the Board, which payments may vary by committee;

•	Board/committee chairperson fees. The chair of the Board and/or the various committees of the Board may also receive additional annual cash payments for their extra service in such capacities; and

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Annual equity-based compensation. Directors may also receive equity-based awards, which are intended to align directors’ interests with those of the Company and its shareholders over the long term. Such awards will generally be made on an annual basis with a fixed grant date value, as approved by the Company’s shareholders from time to time. Such awards will be granted to directors under the Company’s equity incentive plan(s) in effect from time to time and pursuant to an award agreement setting forth the terms of the award, including, among others, time-vesting and/or holding periods, term, exercise price, if applicable, and acceleration of vesting under certain conditions, provided that the time-vesting or holding period will not be less than one year from the date of grant. Equity awards to directors may be in the form of restricted stock, restricted stock units, stock options and/or other share-based awards, as may be determined by the Company from time to time.

The above compensation is designed to compensate directors for their services to the Company, without payment of additional per-meeting fees. Applicable value-added tax will be added to such compensation in accordance with applicable law.

Teva’s Chairman, Vice Chairman (if one is appointed) and any other directors who take on increased duties in the activities of the Company may receive different cash payments and/or equity-based awards, in recognition of their increased duties.

Reimbursement of expenses: Teva will reimburse or cover its directors for expenses (including travel expenses) incurred in connection with Board and committee meetings or performing other services for Teva in their capacity as directors, in accordance with Company policy.

Statutory ~~requirements:~~/designated independent director compensation: Regulations promulgated under the Israeli Companies Law set minimum and maximum amounts and other rules regarding compensation that may be paid to statutory independent directors and ~~other~~ designated independent directors. These regulations ~~further~~ provide that the compensation of these statutory independent directors and designated independent directors may be determined relative to that of “other directors” of the Company~~,~~ (as ~~may be~~defined in the ~~case~~

~~with Teva’s statutory independent directors and other~~ relevant regulations). Accordingly, and until otherwise determined, the compensation of statutory and designated independent directors will be relative to that of such other directors so that, if during their term as statutory or designated independent directors, the Company changes the remuneration payable to other directors, including equity-based compensation, the remuneration for each statutory independent director and designated independent director will be adjusted without further approval, so that it will be equivalent to the average remuneration payable to such other directors, all subject to Israeli law.

~~Until otherwise determined, with the adoption of this policy, (i) the compensation to each of the Company’s current and future directors (other than the current Chairman and the current Vice Chairman) is and will be as approved by the shareholders of the Company at the Company’s 2012 annual general meeting, and (ii) the compensation to the current Chairman and the current Vice Chairman is and will be as approved by the shareholders of the Company at the Company’s 2012 and 2010 annual general meetings.~~

Statutory independent directors and designated independent directors may be entitled to a higher remuneration if classified as “experts” in accordance with regulations promulgated under the Israeli Companies Law.

Insurance, Indemnification and Release

Teva will release its directors and executive officers from liability and provide them with indemnification to the fullest extent permitted by law and its Articles of Association, and will provide them with indemnification and release agreements for this purpose. In addition, Teva’s directors and executive officers will be covered by directors’ and officers’ liability insurance policies.

Until otherwise determined, with the adoption of this policy, the release from liability and indemnification as approved by the shareholders of the Company at the Company’s 2012 annual general meeting shall apply to all current and future directors and executive officers. Such directors and executive officers shall be provided with Indemnification and Release Agreements substantially in the form approved at the 2012 annual general meeting.

The Committee and the Board shall review Teva’s indemnification and release agreements and its directors’ and officers’ liability insurance policies from time to time, in order to ascertain whether they provide appropriate coverage. However, the Committee and the Board will not be obligated to recommend amendments to Teva’s Articles of Association or to its indemnification and release agreements, nor shall they be required to recommend procurement of additional insurance for directors and executive officers.

* * * * *

Exhibit B

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

2015 LONG-TERM EQUITY-BASED INCENTIVE PLAN

1. Purpose.

The purpose of the Plan is to assist the Company (a) in attracting, retaining, motivating, and rewarding certain key employees, officers and directors of and consultants to the Company and its Affiliates, and (b) promoting the creation of long-term value for shareholders of the Company by closely aligning the interests of such individuals with those of such shareholders. The Plan authorizes the award of Share-based incentives to Eligible Persons to encourage such persons to expend their maximum efforts in the creation of shareholder value. The Plan shall serve as the primary plan under which equity-based incentives are awarded on a worldwide basis to Eligible Persons.

The Plan succeeds the 2010 Plan for Awards granted on or after the Effective Date. The 2010 Plan expired on June 29, 2015, and no additional awards may be made under the 2010 Plan. The adoption and effectiveness of the Plan will not affect the terms or conditions of any outstanding grants under the 2010 Plan prior to the Effective Date.

2. Definitions.

For purposes of the Plan, the following terms shall be defined as set forth below:

(a) “2010 Plan” means the Teva Pharmaceutical Industries Limited 2010 Long-Term Equity-Based Incentive Plan.

(b) “ADS” means an American Depositary Share, which represents one Ordinary Share.

(c) “Affiliate” means, with respect to any entity, any other entity that, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such entity and any other entity determined by the Committee to be an “Affiliate” for purposes of the Plan.

(d) “Award” means an Option, a Restricted Share, a Restricted Share Unit, a Share Appreciation Right, a Performance Award, or any other Share-based award granted under the Plan.

(e) “Award Agreement” means a written agreement (which may be in electronic form) between the Company and a Participant evidencing the terms and conditions of such Participant’s Award.

(f) “Board” means the Board of Directors of the Company.

(g) “Cause” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Cause, (i) a Participant’s conviction of or indictment for any criminal act (whether or not involving the Company or its Affiliates) (A) constituting a felony, (B) evidencing moral turpitude, or (C) that has, or could reasonably be expected to result in, an adverse impact on the performance of the Participant’s duties to the Employer, or otherwise has, or could reasonably be expected to result in, an adverse impact to the business or reputation of the Company or its Affiliates; (ii) conduct of the Participant, in connection with his or her employment, that has, or could reasonably be expected to result in, material injury to the business or reputation of the Company or its Affiliates; (iii) any material violation of the policies of the Company or its Affiliates, including, but not limited to those relating to sexual harassment, corruption, the disclosure or misuse of confidential information, or those set forth in the manuals or statements of policy of the Company or its Affiliates; or (v) willful neglect in the performance of the Participant’s duties for the Employer or willful or repeated failure or refusal to perform such duties; provided, however, that if, subsequent to the Participant’s voluntary Termination for any reason or involuntary Termination by the Company or an Affiliate without Cause, it is discovered that the Participant’s employment could have been terminated for Cause, such Participant’s employment shall be deemed to have been terminated for Cause. In the event there is an Award Agreement or Participant Agreement defining Cause, “Cause” shall have the meaning provided in such agreement, and a Termination by the Employer for Cause hereunder shall not be deemed to have occurred unless all applicable notice and cure periods in such agreement are complied with.

(h) “Change in Control” means:

(i) a change in ownership or control of the Company effected through a transaction or series of transactions (other than an offering of Shares to the general public through a registration statement filed with the United States Securities and Exchange Commission, the Israeli Securities Authority or such other governmental authorities regulating the issuance of securities in other countries, or pursuant to a Non-Control Transaction) whereby any “person” (as defined in Section 3(a)(9) of the Exchange Act) or any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act), directly or indirectly acquire “beneficial ownership” (within the meaning of Rule 13d-3 under the Exchange Act) of securities of the Company possessing more than fifty percent (50%) of the total combined voting power of the Company’s securities outstanding immediately after such acquisition (“Company Voting Securities”) excluding, however, the following: (A) any acquisition directly from the Company; (B) any acquisition by the Company or any of its Affiliates; (C) any acquisition by any employee benefit plan (or related trust) sponsored or maintained by the Company or any of its Affiliates; or (D) any underwriter temporarily holding securities pursuant to an offering of such securities;

(ii) the date, within any consecutive twenty-four (24) month period commencing on or after the Effective Date, upon which individuals who, as of the Effective Date, constitute the Board (the “Incumbent Board”), cease for any reason (other than death) to constitute at least a majority of the Board; provided, however, that any individual becoming a director subsequent to the Effective Date whose election, or nomination for election by the Company’s shareholders, was approved by a vote of at least two-thirds (2/3) of the directors then constituting the Incumbent Board (either by a specific vote or by approval of the proxy statement of the Company in which such individual is named as a nominee for director, without objection to such nomination) shall be considered as though such individual were a member of the Incumbent Board, but excluding, for this purpose, any such individual whose initial assumption of office occurs as a result of an actual or threatened election contest (including but not limited to a consent solicitation) with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person other than the Board;

(iii) the consummation of a merger, consolidation, share exchange, or similar form of corporate transaction involving the Company or any of its Affiliates (a “Reorganization”), unless immediately following such Reorganization (1) more than fifty percent (50%) of the total voting power of (A) the corporation resulting from such Reorganization (the “Surviving Company”) or (B) if applicable, the ultimate parent corporation that has, directly or indirectly, beneficial ownership of one hundred percent (100%) of the voting securities of the Surviving Company (the “Parent Company”), is represented by Company Voting Securities that were outstanding immediately prior to such Reorganization (or, if applicable, is represented by shares into which such Company Voting Securities were converted pursuant to such Reorganization), and such voting power among the holders thereof is in substantially the same proportion as the voting power of such Company Voting Securities among holders thereof immediately prior to the Reorganization, (2) no person, other than an employee benefit plan sponsored or maintained by the Surviving Company or the Parent Company (or its related trust), becomes as a result of the Reorganization, the beneficial owner, directly or indirectly, of fifty percent (50%) or more of the total voting power of the outstanding voting securities eligible to elect directors of the Parent Company, or if there is no Parent Company, the Surviving Company, and (3) at least a majority of the members of the board of directors of the Parent Company, or if there is no Parent Company, the Surviving Company, following the consummation of the Reorganization are members of the Incumbent Board at the time of the Board’s approval of the execution of the initial agreement providing for such Reorganization (any Reorganization which satisfies all of the criteria specified in (1), (2), and (3) above shall be a “Non-Control Transaction”); or

(iv) the sale or disposition, in one or a series of related transactions, of all or substantially all of the assets of the Company to any “person” (as defined in Section 3(a)(9) of the Exchange Act) or to any two or more persons deemed to be one “person” (as used in Sections 13(d)(3) and 14(d)(2) of the Exchange Act) other than the Company’s Affiliates.

Notwithstanding the foregoing, (x) a Change in Control shall not be deemed to occur solely because any person acquires beneficial ownership of fifty percent (50%) or more of the Company Voting Securities as a result of an acquisition of Company Voting Securities by the Company that reduces the number of Company Voting Securities outstanding; provided, however, that if after such acquisition by the Company such person becomes the beneficial owner of additional Company Voting Securities that increases the percentage of outstanding Company Voting Securities beneficially owned by such person, a Change in Control shall then occur, and (y) with respect to the payment of any amount that constitutes a deferral of compensation subject to Section 409A of the Code payable upon a Change in Control, a Change in Control shall not be deemed to have occurred, unless the Change in Control constitutes a change in the ownership or effective control of the Company or in the ownership of a substantial portion of the assets of the Company under Section 409A(a)(2)(A)(v) of the Code.

(i) “Code” means the United States Internal Revenue Code of 1986, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(j) “Committee” means a committee of the Board consisting of two or more members of the Board, each of whom shall be an “independent director” as defined under the rules and regulations of the New York Stock Exchange or any other principal United States national securities exchange on which the Shares are listed and traded on the relevant date, and at least one of whom shall be a “statutory independent director” (as defined under the Companies Law). Unless otherwise determined by the Board, the Human Resources and Compensation Committee of the Board shall act as the Committee hereunder.

(k) “Companies Law” means the Israeli Companies Law, 5759-1999, as amended from time to time, including regulations thereunder and successor provisions and regulations thereto.

(l) “Company” means Teva Pharmaceutical Industries Limited, an Israeli corporation.

(m) “Company Voting Securities” has the meaning set forth in Section 2(h)(i) hereof.

(n) “Compensation Policy” means the Teva Pharmaceutical Industries Limited Compensation Policy for Executive Officers and Directors, as adopted by the Company in accordance with the Companies Law and as in effect from time to time.

(o) “Consultant” means each person who (i) is a natural person, (ii) provides bona fide consulting or advisory services to the Company and/or its Affiliates (including through an entity which is a wholly owned alter ego of such person) and (iii) is designated as eligible by the Committee. For purposes of the Plan, in the case of a Consultant, references to employment shall be deemed to refer to such Consultant’s service in such capacity, but in no event shall the Plan or any action taken hereunder be construed to create an employer-employee relationship between any such Consultant and the Company or of any of its Affiliates.

(p) “Corporate Event” has the meaning set forth in Section 11(b) hereof.

(q) “Disability” means, in the absence of an Award Agreement or Participant Agreement otherwise defining Disability, the permanent and total disability of such Participant as defined by applicable law or in the applicable Subplan or, in the absence of such definition, as defined in guidelines approved by the Board or the Committee. In the event there is an Award Agreement or Participant Agreement defining Disability, “Disability” shall have the meaning provided in such agreement.

(r) “Effective Date” means the date on which the Plan is approved by the shareholders of the Company at the 2015 annual meeting of shareholders.

(s) “Eligible Person” means (i) each employee of the Company or of any of its Affiliates, including each such person who may also be a director of the Company and/or its Affiliates; (ii) each non-employee director of the Company and/or its Affiliates; (iii) each Consultant; and (iv) any natural person who has accepted an offer of employment from or entered into a Participant Agreement; provided, however, that any such person may not receive any payment or exercise any right relating to an Award until such person has commenced employment or service with the Company or its Affiliates. An employee on an approved leave of absence (including maternity leave) shall be considered as still in the employment of the Company or its Affiliates for purposes of eligibility for participation in the Plan.

(t) “Employer” means either the Company or an Affiliate of the Company by which the Participant is principally employed or to which the Participant provides services (including services as a non-employee director), as applicable (in each case determined without regard to any transfer of an Award).

(u) “Exchange Act” means the United States Securities Exchange Act of 1934, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(v) “Fair Market Value” means, as of any date when the Shares are listed on one or more United States securities exchanges, the closing price reported on the principal United States national securities exchange on which such Shares are listed and traded on such date, or, if not quoted on such date, then on the last preceding date on which the Shares were quoted. If the Shares are not listed on a United States exchange, or representative quotes are not otherwise available, the Fair Market Value shall mean the amount determined by the Board in good faith, and in a manner consistent with Section 409A of the Code, to be the fair market value per Share.

(w) “Federal Reserve Board” means the Board of Governors of the United States Federal Reserve System.

(x) “Full Value Award” has the meaning set forth in Section 4(b)(i) hereof.

(y) “GAAP” has the meaning set forth in Section 8(f)(iii) hereof.

(z) “Grant Date” means the date on which the Committee, and, if required, the Board, formally acts to grant an Award to a Participant or such other date as the Committee, and, if applicable, the Board, shall so designate at the time of taking such formal action and as set forth in the Award Agreement.

(aa) “Incumbent Board” has the meaning set forth in Section 2(h)(ii) hereof.

(bb) “Non-Control Transaction” has the meaning set forth in Section 2(h)(iii) hereof.

(cc) “Office Holder” has the meaning ascribed to such term in the Companies Law.

(dd) “Option” means a conditional right, granted to a Participant under Section 5 hereof, to purchase one Share at a specified price during a specified period. No Option granted pursuant to the Plan shall be considered an “incentive stock option” (within the meaning ascribed to such term in Section 422 of the Code).

(ee) “Option Expiration Date” has the meaning set forth in Section 5(b) hereof.

(ff) “Ordinary Shares” means the Company’s ordinary shares, par value NIS 0.10 per share.

(gg) “Parent Company” has the meaning set forth in Section 2(h)(iii) hereof.

(hh) “Participant” means an Eligible Person who has been granted an Award under the Plan, or if applicable, such other person or entity who holds an Award.

(ii) “Participant Agreement” means an employment or other services agreement between a Participant and the Employer that describes the terms and conditions of such Participant’s employment or service with the Employer and is effective as of the date of determination.

(jj) “Performance Award” means an Award granted to a Participant under Section 8 hereof, which Award is subject to the achievement of Performance Objectives during a Performance Period. A Performance Award shall be designated as a Performance Share or Performance Unit at the time of grant.

(kk) “Performance Objectives” means the performance objectives established pursuant to the Plan for Participants who have received Awards based on performance.

(ll) “Performance Period” means the period designated for the achievement of Performance Objectives.

(mm) “Performance Share” means a Performance Award denominated in Shares which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(nn) “Performance Unit” means a Performance Award denominated as a notional unit representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date which may be earned in whole or in part based upon the achievement of Performance Objectives during a Performance Period.

(oo) “Plan” means this Teva Pharmaceutical Industries Limited 2015 Long-Term Equity-Based Incentive Plan. The Plan shall be deemed to include any Subplans, supplements to or amendments, restatements or alternative versions of the Plan or any Subplan approved by the Board which, in the aggregate, shall constitute one Plan governed by the terms set forth herein.

(pp) “Qualified Member” means a member of the Committee who is a “Non-Employee Director” within the meaning of Rule 16b-3 of the Exchange Act and an “outside director” within the meaning of Treasury Regulation Section 1.162-27(c) under Section 162(m) of the Code.

(qq) “Qualified Performance-Based Award” means an Option, Share Appreciation Right, or Performance Award that is intended to qualify as “qualified performance-based compensation” within the meaning of Section 162(m) of the Code.

(rr) “Qualifying Committee” has the meaning set forth in Section 3(c) hereof.

(ss) “Qualifying Retirement” means the Termination of a Participant which meets guidelines for Qualifying Retirement under the Plan approved by the Board or the Committee.

(tt) “Reorganization” has the meaning set forth in Section 2(h)(iii) hereof.

(uu) “Restricted Share” means a Share granted to a Participant under Section 6 hereof that is subject to certain restrictions and to a risk of forfeiture. For the avoidance of doubt, any performance-based Restricted Share shall not be deemed granted under Section 6 hereof and shall be deemed a Performance Share granted under Section 8 hereof.

(vv) “Restricted Share Unit” means a notional unit, granted to a Participant under Section 7 hereof, representing the right to receive one Share (or the cash value of one Share, if so determined by the Committee) on a specified settlement date. For the avoidance of doubt, any performance-based Restricted Share Unit shall not be deemed granted under Section 7 hereof and shall be deemed a Performance Unit granted under Section 8 hereof.

(ww) “SAR Expiration Date” has the meaning set forth in Section 9(b) hereof.

(xx) “Securities Act” means the United States Securities Act of 1933, as amended from time to time, including rules and regulations thereunder and successor provisions and rules thereto.

(yy) “Share” means an Ordinary Share and/or an ADS, as the context may require, and such other securities as may be substituted for such Share pursuant to Section 11 hereof.

(zz) “Share Appreciation Right” means a conditional right, granted to a Participant under Section 9 hereof, to receive an amount equal to the increase in the Fair Market Value of one Share over a specified period. Share Appreciation Rights shall be settled in Shares, or, if set forth in the applicable Award Agreement or in accordance with Section 11 hereof, in cash.

(aaa) “Subplan” has the meaning set forth in Section 3(a) hereof.

(bbb) “Surviving Company” has the meaning set forth in Section 2(h)(iii) hereof.

(ccc) “Termination” means the termination of a Participant’s employment or service, as applicable, with the Employer; provided, however, that (i) the transfer of employment or service, as applicable, to another Employer, (ii) the change of a Participant’s status in relation to the Employer from an employee to a Consultant or vice versa and (iii) such other change of a Participant’s status in relation to the Employer if so determined by the Committee at the time of such change in status, will not be deemed to be a Termination hereunder. Unless otherwise determined by the Committee, in the event that any Employer ceases to be an Affiliate of the Company (by reason of sale, divesture, spin-off or other similar transaction), unless a Participant’s employment or service with such Employer is transferred to another entity that would constitute an Employer immediately following such transaction, such Participant shall be deemed to have suffered a Termination hereunder as of the date of the consummation of such transaction. Notwithstanding anything herein to the contrary, a Participant’s change in status in relation to the Employer (for example, a change from employee to consultant) shall not be deemed a Termination hereunder with respect to any Awards constituting nonqualified deferred compensation subject to Section 409A of the Code that are payable upon a Termination unless such change in status constitutes a “separation from service” within the meaning of Section 409A of the Code.

3. Administration.

(a) Authority of the Board. The Board has the exclusive authority to approve one or more subplans that will be established, within the parameters and according to the overall terms and provisions of the Plan, to facilitate local administration of the Plan in any jurisdiction in which the Company or its Affiliates operate and to conform the Plan to the legal requirements of any such jurisdiction or to allow for favorable tax treatment under any applicable provision of tax law (each a “Subplan”).

(b) Authority of the Committee. Except as otherwise provided herein or required under applicable law, the Plan shall be administered by the Committee. Subject to applicable law, the Committee shall have full and final authority, in each case subject to and consistent with the provisions of the Plan, to (i) allocate from within the aggregate number of Shares covered by the Plan, a portion thereof to be specifically utilized in connection with each of the Subplans, and determine the types of Awards available for grant under each Subplan; (ii) establish, as permitted by law, policies, guidelines or parameters applicable to Awards granted under the Subplans; (iii) select Eligible Persons to become Participants; (iv) grant Awards; (v) determine the type, number of Shares subject to, and other terms and conditions of, and all other matters relating to, Awards; (vi) prescribe Award Agreements (which need not be identical for each Participant) and rules and regulations for the administration of the Plan and each of the Subplans; (vii) construe and interpret the Plan, any Subplan and any Award Agreement and correct defects, supply omissions, or reconcile inconsistencies therein; (viii) suspend the right to exercise Awards during any period that the Committee deems appropriate to comply with applicable securities laws, and thereafter extend the exercise period of an Award by an equivalent period of time; and (ix) make all other decisions and determinations as the Committee may deem necessary or advisable for the administration of the Plan and each

Subplan. Any action of the Committee shall not be subject to review by any person and shall be final, conclusive, and binding on all persons, including, without limitation, the Company, its Affiliates, Eligible Persons, Participants, and beneficiaries of Participants.

(c) Manner of Exercise of Committee Authority. At any time that a member of the Committee is not a Qualified Member, subject to applicable law, (i) any action of the Committee relating to an Award intended by the Committee to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Code may be taken by a subcommittee, designated by the Committee or the Board, composed solely of two or more Qualified Members (a “Qualifying Committee”); and (ii) any action relating to an Award granted or to be granted to a Participant who is then subject to Section 16 of the Exchange Act in respect of the Company may be taken either by such a Qualifying Committee, or by the Committee but with each such member who is not a Qualified Member abstaining or recusing himself from such action; provided, that upon such abstention or recusal, the Committee remains composed of two or more Qualified Members. Any action authorized by such a Qualifying Committee or by the Committee upon the abstention or recusal of such non-Qualified Member(s) shall be deemed to be the action of the Committee for purposes of the Plan. The express grant of any specific power to the Committee, and the taking of any action by the Committee, shall not be construed as limiting any power or authority of the Committee.

(d) Delegation. To the extent permitted by applicable law, the Committee may delegate to officers or employees of the Company or any of its Affiliates, or committees thereof, the authority, subject to such terms as the Committee shall determine, to perform such functions, including but not limited to administrative functions, as the Committee may determine appropriate. The Committee may appoint agents to assist it in administering the Plan. Notwithstanding the foregoing or any other provision of the Plan to the contrary, any Award granted under the Plan to any person or entity who is not an employee of the Company or any of its Affiliates (including any non-employee director of the Company or any Affiliate) or to any person who is subject to Section 16 of the Exchange Act shall be expressly approved by the Committee or Qualifying Committee in accordance with subsection (b) above. To the extent necessary to comply with applicable law, the Board retains the authority to concurrently administer the Plan with the Committee, in which case the Board shall be deemed to be the Committee for purposes of the Plan and all references in the Plan to the Committee shall be deemed references to the Board.

4. Shares Available under the Plan.

(a) Number of Shares Available for Delivery. Subject to adjustment as provided in Section 11 hereof, the maximum number of Shares reserved and available for delivery in connection with Awards under the Plan shall be 43,700,000 Shares. Shares delivered under the Plan shall consist of authorized and unissued Shares or previously issued Shares reacquired by the Company or its Affiliates on the open market or by private purchase. In no event shall fractional shares be issued under the Plan upon the exercise or settlement of any Award.

(b) Share Counting Rules. The Committee may adopt reasonable counting procedures to ensure appropriate counting, avoid double counting (as, for example, in the case of tandem or substitute Awards) and make adjustments if the number of Shares actually delivered differs from the number of shares previously counted in connection with an Award.

(i) The maximum number of available Shares will be reduced by one (1) Share for every share subject to any Award that is an Option or Share Appreciation Right, and shares subject to any Award other than an Option or Share Appreciation Right (each, a “Full-Value Award”) shall reduce the maximum number of available Shares by the ratio of the fair value of a Full-Value Award to the fair value of an Option or Share Appreciation Right, as applicable, determined on or about the Grant Date, based on valuation methods reasonably determined by the Committee (for example, in the event such ratio is 1:3, a Full-Value Award representing one (1) Share will reduce the pool by three (3) Shares).

(ii) To the extent that an Award expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the Participant of the full number of Shares to which the Award related, the number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of such undelivered Shares will again be available for grant. The number of Shares that were reduced from the total number of available Shares pursuant to Section 4(b)(i) above on account of (x) Shares withheld in payment of the exercise price or taxes relating to an Award, or (y) Shares surrendered in payment of any exercise price or taxes relating to an Award, shall constitute shares delivered to the Participant and shall not be deemed to again be available for Awards under the Plan.

(iii) To the extent that any outstanding grant under the 2010 Plan prior to the Effective Date expires or is canceled, forfeited, settled in cash, or otherwise terminated without a delivery to the holder of the full number of Shares to which the grant related, the number of such undelivered Shares will increase the maximum number of Shares available for grant under the Plan; provided, however, that the aggregate number of Shares authorized for issuance under the 2010 Plan that may become authorized for issuance under the Plan pursuant to this Section 4(b)(iii) shall not exceed 41,283,682 Shares (subject to adjustment as provided in Section 11 hereof).

(iv) Notwithstanding anything herein to the contrary, equity-based awards assumed or substituted by the Company or its Affiliates as part of a corporate transaction (including, without limitation, from an entity merged into or with the Company or any of its Affiliates, acquired by the Company or any of its Affiliates, or otherwise involved in a similar corporate transaction) shall not count against the number of shares reserved and available for issuance pursuant to the Plan.

(c) Shares Available Under Acquired Plans. Additionally, to the extent permitted by New York Stock Exchange Listed Company Manual Section 303A.08 or other applicable stock exchange rules, subject to applicable law, in the event that a company acquired by the Company or with which the Company combines has shares available under a pre-existing plan approved by shareholders and not adopted in contemplation of such acquisition or combination, the shares available for grant pursuant to the terms of such pre-existing plan (as adjusted, to the extent appropriate, using the exchange ratio or other adjustment or valuation ratio of formula used in such acquisition or combination to determine the consideration payable to the holders of common stock of the entities party to such acquisition or combination) may be used for Awards under the Plan and shall not reduce the number of Shares authorized for grant under the Plan; provided, that Awards using such available shares shall not be made after the date awards could have been made under the terms of such pre-existing plan, absent the acquisition or combination, and shall only be made to individuals who were not employed by the Company or any subsidiary of the Company immediately prior to such acquisition or combination.

(d) 162(m) Limitation. Notwithstanding anything to the contrary herein, during any time that the Company is subject to Section 162(m) of the Code, the maximum number of Shares with respect to which Options, Share Appreciation Rights or Performance Awards that may be granted to any individual pursuant to the Plan in any one calendar year shall not exceed the maximum number of Shares available for issue hereunder, as such number may change from time to time.

(e) Limitation on Awards to Office Holders. Notwithstanding anything to the contrary herein, any Award granted under the Plan to an Office Holder shall be subject to the Compensation Policy, unless otherwise determined by the Committee and Board and approved in accordance with the Companies Law.

5. Options.

(a) General. Options may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Option grants shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Options.

(b) Term. The term of each Option shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “Option Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Option granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of an Option would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Option shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable Option Expiration Date.

(c) Exercise Price. The exercise price per Share for each Option shall be set by the Committee and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Payment for Shares. Payment for Shares acquired pursuant to Options granted hereunder shall be made in full, upon exercise of the Options: (i) in immediately available funds, or by certified or bank cashier’s check payable to the Company, (ii) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of Shares to the Company (either by actual delivery or attestation) having a value equal to the exercise price, (iii) solely to the extent permitted by applicable law and authorized by the Committee, by a broker-assisted cashless exercise in accordance with procedures approved by the Committee under Regulation T as promulgated by the Federal Reserve Board, whereby payment of the Option exercise price or tax withholding obligations may be satisfied, in whole or in part, with Shares subject to the Option by delivery of an irrevocable direction to a securities broker (on a form prescribed by the Committee) to sell Shares and to deliver all or part of the sale proceeds to the Company in payment of the aggregate exercise price and, if applicable, the amount necessary to satisfy the Company’s withholding obligations prior to the issuance of the Shares subject to the Option, (iv) solely to the extent permitted by applicable law and authorized by the Committee, by delivery of a notice of “net exercise” to the Company, pursuant to which the Company will reduce the number of Shares issuable upon exercise by the largest whole number of Shares with a Fair Market Value that does not exceed the aggregate exercise price); provided, however, that the Company will accept a cash or other payment from the Participant to the extent of any remaining balance of the aggregate exercise price not satisfied by such reduction in the number of whole shares to be issued or (v) by any other means approved by the Committee and specified in the Award Agreement. Anything herein to the contrary notwithstanding, if the Committee determines that any form of payment available hereunder would be in violation of Section 402 of the Sarbanes-Oxley Act of 2002, such form of payment shall not be available.

(e) Vesting. Options shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Options granted to non-employee directors of the Company, no Option shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of an Option shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to the applicable Option Expiration Date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Options shall cease, (2) all of such Participant’s unvested Options shall immediately expire and be forfeited for no consideration as of the date of such Termination, and (3) all of such Participant’s vested Options shall remain exercisable until the earlier of the applicable Option Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Options shall immediately become vested (with any performance-based Options vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable Option Expiration Date. In the event of a Participant’s death, such Participant’s Options shall be exercisable by the person or persons to whom a Participant’s rights under the Options pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable Option Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable Option Expiration Date by the Employer for Cause, all of such Participant’s Options (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

6. Restricted Shares.

(a) General. Restricted Shares granted hereunder to Eligible Persons shall be in such form and shall contain such terms and conditions as the Committee shall deem appropriate. The terms and conditions of each Restricted Shares grant shall be evidenced by an Award Agreement. Subject to the restrictions set forth in Section 6(b), except as otherwise set forth in an Award Agreement, the Participant shall generally have the rights and privileges of a shareholder as to such Restricted Shares, including the right to vote such Restricted Shares. Unless otherwise set forth in a Subplan or an Award Agreement, cash dividends and share dividends, if any, with respect to the Restricted Shares shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Shares to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends withheld.

(b) Restrictions on Transfer/Vesting. In addition to any other restrictions set forth in a Participant’s Award Agreement, until such time that the Restricted Shares have vested pursuant to the terms of the Award Agreement, the Participant shall not be permitted to sell, transfer, pledge, or otherwise encumber the Restricted Shares. Restricted Shares shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Shares granted to non-employee directors of the Company, no Restricted Share shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause (1) all vesting with respect to such Participant’s Restricted Shares shall cease, and (2) all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Shares shall immediately become vested as of the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to a vesting date, all of such Participant’s unvested Restricted Shares shall immediately be forfeited for no consideration as of the date of such Termination.

7. Restricted Share Units.

(a) General. The terms and conditions of each Restricted Share Unit grant shall be evidenced by an Award Agreement. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Restricted Share Units, and (ii) dividend equivalents, if any, with respect to the Restricted Share Units shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Restricted Share Units to which such dividends relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any dividend equivalents withheld.

(b) Vesting. Restricted Share Units shall vest in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case, as may be determined by the Committee and set forth in the Award Agreement; provided, that, subject to Section 11 hereof, except for Restricted Share Units granted to non-employee directors of the Company, no Restricted Share Unit shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Restricted Share Unit shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(c) Settlement of Restricted Share Units. Upon such date or dates designated in the applicable Award Agreement, unless earlier forfeited, subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, the Company shall settle each Restricted Share Unit by delivering one Share (or the cash value of one Share, if so determined by the Committee).

(d) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination prior to a vesting date for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Restricted Share Units shall cease, (2) all of such Participant’s unvested Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination and (3) to the extent not already settled, all of such Participant’s vested Restricted Share Units shall be settled in accordance with the settlement schedule set forth in the applicable Award Agreement.

(ii) In the event of a Participant’s Termination prior to a vesting date by reason of such Participant’s death or Disability, all of such Participant’s Restricted Share Units shall immediately become vested as of the date of such Termination and shall be settled promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to settlement, all of such Participant’s Restricted Share Units shall immediately be forfeited for no consideration as of the date of such Termination.

8. Performance Awards.

(a) General. Performance Awards may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate; provided, that, subject to Section 11 hereof, except for Performance Awards granted to non-employee directors of the Company, no Performance Award shall vest prior to the first (1st) anniversary of the Grant Date. The provisions of separate Performance Awards, including the determination of the Committee with respect to the form of payout of Performance Awards, shall be set forth in separate Award Agreements, which agreements need not be identical. Unless otherwise set forth in a Subplan or an Award Agreement, (i) no dividend equivalents shall be paid on Performance Awards and (ii) dividends and dividend equivalents, if any, with respect to the Performance Awards shall be withheld by the Company for the Participant’s account, and shall be subject to vesting and forfeiture to the same degree as the Performance Awards to which such dividends or dividend equivalents relate. Except as otherwise determined by the Committee, no interest will accrue or be paid on the amount of any cash dividends or dividend equivalents withheld.

(b) Value of Performance Awards. Each Performance Unit shall have an initial value that is established by the Committee at the time of grant. Each Performance Share shall have an initial value equal to the Fair Market Value per Share on the Grant Date. In addition to any other non-performance terms included in the Award Agreement, the Committee shall set the applicable Performance Objectives and Performance Period in its discretion, which objectives, depending on the extent to which they are met, will determine the value and number of Performance Units or Performance Shares, as the case may be, that will be paid out to the Participant.

(c) Earning of Performance Units and Performance Shares. Except as otherwise provided in an Award Agreement, upon the expiration of the applicable Performance Period or other non-performance-based vesting period, if longer, the holder of Performance Units or Performance Shares, as the case may be, shall be entitled to receive payout on the value and number of the applicable Performance Units or Performance Shares earned by the Participant over the Performance Period, to be determined as a function of the extent to which the corresponding Performance Objectives have been achieved and any other non-performance-based terms met. The Committee may specify a minimum acceptable level of achievement below which no Performance Units or Performance Shares shall be earned and may set forth a formula for determining the amount of Performance Units or Performance Shares earned if performance is at or above such minimum acceptable level but falls short of the maximum achievement of the specified Performance Objectives. No payment shall be made with respect to a Qualified Performance-Based Award prior to certification by the Committee that the Performance Objectives have been attained. Except as otherwise specifically determined by the Committee or provided in the Plan, a Participant shall be eligible to earn a Performance Award only while the Participant is employed or rendering services to the Employer or during any period of paid leave. To the extent permitted by applicable law and unless otherwise determined by the Committee, in the event that a Participant takes unpaid leave for any reason prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the date of the commencement of such leave; provided, however, that in the case of a Participant who takes unpaid maternity leave, such Performance Award shall not be forfeited and such Participant shall continue to be eligible to earn such Performance Award for the longer of (x) one year, or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(d) Form and Timing of Payment of Performance Units and Performance Shares. Payment of earned Performance Units and Performance Shares shall be as determined by the Committee and as evidenced in the Award Agreement. Subject to the terms of the Plan and any Subplan and the receipt of any approvals required from any relevant tax authority, the Committee, in its sole discretion, may pay earned Performance Units and Performance Shares in the form of cash, Shares, or other Awards (or in a combination thereof) equal to the value of the earned Performance Units or Performance Shares, as the case may be, at the close of the applicable Performance Period, or as soon as practicable after the end of the Performance Period, or at such other time specified in an Award Agreement. Any cash, Shares, or other Awards issued in connection with a Performance Award may be issued subject to any restrictions deemed appropriate by the Committee.

(e) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, in each case, prior to a Performance Award becoming earned and vested, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(ii) In the event of a Participant’s Termination by reason of such Participant’s death or Disability prior to a Performance Award becoming earned and vested, such Performance Award shall immediately become vested based on target level of performance as of the date of such Termination and be paid out promptly following the date of such Termination.

(iii) In the event of a Participant’s Termination for Cause prior to payment of a Performance Award, such Performance Award shall immediately be forfeited for no consideration as of the date of such Termination.

(f) Performance Objectives.

(i) Each Performance Award shall specify the Performance Objectives that must be achieved before such Award shall become earned.

(ii) With respect to Qualified Performance-Based Awards, Performance Objectives shall be limited to specified levels of or increases in one or more of the following business criteria (alone or in combination with any other criterion, whether gross or net, before or after taxes, and/or before or after other adjustments, as determined by the Committee): (i) earnings, including net earnings, total earnings, operating earnings, earnings growth, operating income, earnings before or after taxes, earnings before or after interest, depreciation, amortization, or extraordinary or special items or book value per share (which may exclude nonrecurring items); (ii) pre-tax income or after tax income; (iii) earnings per share (basic or diluted); (iv) operating profit; (v) revenue, revenue growth, or rate of revenue growth; (vi) return on assets (gross or net), return on investment, return on capital, return on equity, financial return ratios, or internal rates of return; (vii) returns on sales or revenues; (viii) operating expenses; (ix) stock price appreciation; (x) cash flow (including, but not limited to, operating cash flow and free cash flow), cash flow return on investment (discounted or otherwise), net cash provided by operations or cash flow in excess of cost of capital, working capital turnover; (xi) implementation or completion of critical projects or processes; (xii) economic value created; (xiii) balance sheet measurements; (xiv) cumulative earnings per share growth; (xv) operating margin, profit margin, or gross margin; (xvi) stock price or total stockholder return; (xvii) cost or expense targets, reductions and savings, productivity and efficiencies; (xviii) sales or sales growth; (xix) strategic business criteria, consisting of one or more objectives based on meeting specified market penetration, market share, geographic business expansion, customer satisfaction, employee satisfaction, human resources management, supervision of litigation, information technology, and goals relating to acquisitions, divestitures, joint ventures, and similar transactions, and budget comparisons; (xx) personal professional objectives, including any of the foregoing performance goals, the implementation of policies and plans, the negotiation of transactions, the development of long term business goals, the formation of joint ventures, research or development collaborations, and the completion of other corporate transactions; and (xxi) to the extent that an Award is not intended to comply with Section 162(m) of the Code, other measures of performance selected by the Committee. Performance Objectives may be established on a Company-wide basis, project or geographical basis or, as the context permits, with respect to one or more business units, divisions, lines of business, subsidiaries, products, or other operational units or administrative departments of the Company (or in combination thereof) or may be related to the performance of an individual Participant and may be expressed in absolute terms, or relative or comparative to (A) current internal targets or budgets, (B) the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units), (C) the performance of one or more similarly situated companies, (D) the performance of an index covering multiple companies, or (E) other external measures of the selected performance criteria. Performance Objectives may be in either absolute terms or relative to the performance of one or more comparable companies or an index covering multiple companies.

(iii) The business criteria mentioned above (i) may be combined with cost of capital, assets, invested capital and shareholder equity to form an appropriate measure of performance and (ii) shall have any reasonable definitions that the Committee may specify, and, to the extent permitted under Section 162(m) of the Code in the case of Qualified Performance-Based Awards, unless the Committee provides otherwise at the time of establishing the Performance Objectives, the Committee may: (A) designate additional business criteria on which the Performance Objectives may be based or (B) provide for objectively determinable adjustments, modifications or amendments, as determined in accordance with Generally Accepted Accounting Principles (“GAAP”), to any of the business criteria described above for one or more of the following items of gain, loss, profit or expense: (a) determined to be extraordinary, unusual or non-recurring in nature; (b) related to changes in accounting principles under GAAP or tax laws (including, without limitation, any adjustments that would result in the Company paying non-deductible compensation to a Participant); (c) related to currency fluctuations; (d) related to financing activities (e.g., effect on earnings per share of issuing convertible debt securities); (e) related to restructuring, divestitures, productivity initiatives or new business initiatives; (f) related to discontinued operations that do not qualify as a segment of business under GAAP; (g) attributable to the business operations of any entity acquired by the Company during the fiscal year; non-operating items; and (h) acquisition expenses.

(g) Section 162(m) Compliance. Unless otherwise permitted in compliance with the requirements of Section 162(m) of the Code with respect to a Performance Award intended to be a Qualified Performance-Based Award, the Committee will establish the Performance Objectives applicable to, and the formula for calculating the amount payable under, the Performance Award no later than the earlier of (i) the date ninety (90) days after the commencement of the applicable Performance Period, and (ii) the date on which twenty-five percent (25%) of the Performance Period has elapsed, and in any event at a time when the achievement of the applicable Performance Objectives remains substantially uncertain. Prior to the payment of any compensation under a Performance Award intended to be a Qualified Performance-Based Award, the Committee will certify the extent to which any Performance Objectives and any other material terms under such Performance Award have been satisfied (other than in cases where such relate solely to the increase in the value of the Shares).

(h) Negative Discretion. Notwithstanding satisfaction of any completion of any Performance Objectives, the number of Shares, cash or other benefits granted, issued, retainable and/or vested under a Performance Award on account of satisfaction of such Performance Objectives may be reduced by the Committee on the basis of such further considerations as the Committee, in its sole discretion, will determine.

9. Share Appreciation Rights.

(a) General. Share Appreciation Rights may be granted to Eligible Persons in such form and having such terms and conditions as the Committee shall deem appropriate. The provisions of separate Share Appreciation Rights shall be set forth in separate Award Agreements, which agreements need not be identical. No dividends or dividend equivalents shall be paid on Share Appreciation Rights.

(b) Term. The term of each Share Appreciation Right shall expire on the date set by the Committee in an Award Agreement at the time of grant (the “SAR Expiration Date”), subject to earlier expiration upon the conditions set forth in the Plan or the applicable Award Agreement; provided, however, that no Share Appreciation Right granted hereunder shall be exercisable after the tenth (10th) anniversary of the Grant Date (or, if such anniversary is not a business day in the United States, the next succeeding United States business day). Notwithstanding the foregoing, if the term of a Share Appreciation Right would expire when trading in the Shares is prohibited by law or the Company’s insider trading policy, except in connection with a Participant’s Termination by the Employer for Cause, then the term of such Share Appreciation Right shall expire on the earlier of (x) the thirtieth (30th) day after the expiration of such prohibition and (y) the applicable SAR Expiration Date.

(c) Base Price. The base price per Share for each Share Appreciation Right shall be set by the Committee at the time of grant and shall not be less than the Fair Market Value of the underlying Shares on the Grant Date.

(d) Vesting. Share Appreciation Rights shall vest and become exercisable in such manner, on such date or dates, or upon the achievement of any Performance Objectives, in each case as may be determined by the Committee and set forth in the Award Agreement ; provided, that, subject to Section 11 hereof, except for Share Appreciation Rights granted to non-employee directors of the Company, no Share Appreciation Right shall vest prior to the first (1st) anniversary of the Grant Date. Except as otherwise specifically determined by the Committee or provided in the Plan, the vesting of a Share Appreciation Right shall occur only while the Participant is employed or rendering services to the Employer or during any period of paid leave, and all vesting shall cease upon a Participant’s Termination for any reason. To the extent permitted by applicable law and unless otherwise determined by the Committee, vesting shall be suspended during the period of any unpaid leave by a Participant and shall resume upon such Participant’s return to employment; provided, however, that in the case of a Participant who takes unpaid maternity leave, vesting shall not be suspended and shall continue for the longer of (x) one year or (y) the maximum maternity leave period that a Participant may take without adversely affecting such Participant’s ability to retain the position held at the time of commencement of such leave under the laws, regulations or customs of the country in which such Participant is then a resident or primarily employed.

(e) Payment upon Exercise. Subject to the terms of any Subplan and the receipt of any approvals required from any relevant tax authority, payment upon exercise of a Share Appreciation Right may be made in cash, Shares, or property as specified in the Award Agreement or determined by the Committee, in each case having a value in respect of each Share underlying the portion of the Share Appreciation Right so exercised, equal to the difference between the base price of such Share Appreciation Right and the Fair Market Value of one Share on the exercise date. For purposes of clarity, each Share to be issued in settlement of a Share Appreciation Right is deemed to have a value equal to the Fair Market Value of one (1) Share on the exercise date.

(f) Termination of Employment or Service. Except as otherwise provided in a Subplan or an Award Agreement or determined by the Committee (including in the case of a Qualifying Retirement in accordance with Section 21(g) hereof):

(i) In the event of a Participant’s Termination for any reason prior to the applicable SAR Expiration Date other than (A) the Participant’s death or Disability, or (B) by the Employer for Cause, (1) all vesting with respect to such Participant’s Share Appreciation Rights shall cease, (2) all of such Participant’s unvested Share Appreciation Rights shall immediately expire and be forfeited for no consideration as of the date of such

Termination, and (3) all of such Participant’s vested Share Appreciation Rights shall remain exercisable until the earlier of the applicable SAR Expiration Date and the date that is ninety (90) days after the date of such Termination.

(ii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by reason of such Participant’s death or Disability, all of such Participant’s Share Appreciation Rights shall immediately become vested (with any performance-based Share Appreciation Rights vesting based on target level of performance) as of the date of such Termination and shall remain exercisable until the applicable SAR Expiration Date. In the event of a Participant’s death, such Participant’s Share Appreciation Rights shall be exercisable by the person or persons to whom a Participant’s rights under the Share Appreciation Rights pass by the applicable laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, until the applicable SAR Expiration Date.

(iii) In the event of a Participant’s Termination prior to the applicable SAR Expiration Date by the Employer for Cause, all of such Participant’s Share Appreciation Rights (whether or not vested) shall immediately expire and be forfeited for no consideration as of the date of such Termination.

10. Other Share-Based Awards.

The Committee is authorized, subject to limitations under applicable law, to grant to Participants such other Awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, as deemed by the Committee to be consistent with the purposes of the Plan. The Committee may also grant Shares as a bonus, or may grant other Awards in lieu of obligations of the Company or an Affiliate to pay cash or deliver other property under the Plan or under other plans or compensatory arrangements, subject to the terms of any Subplan, the receipt of any approvals required from any relevant tax authority and such terms as shall be determined by the Committee. The terms and conditions applicable to each such Award shall be determined by the Committee and evidenced by an Award Agreement.

11. Adjustment for Recapitalization, Merger, etc.

(a) Capitalization Adjustments. The aggregate number of Shares that may be granted or purchased pursuant to Awards (as set forth in Section 4 hereof), the number of Shares covered by each outstanding Award, and the price per share thereof in each such Award shall be equitably and proportionally adjusted or substituted, as determined by the Committee in its sole discretion, as to the number, price, or kind of a Share or other consideration subject to such Awards (i) in the event of changes in the outstanding Shares or in the capital structure of the Company by reason of share dividends, share splits, reverse share splits, recapitalizations, reorganizations, mergers, consolidations, combinations, exchanges, or other relevant changes in capitalization occurring after the approval by the Committee of any such Award (including any Corporate Event, as defined below); (ii) in connection with any extraordinary dividend declared and paid in respect of Shares, whether payable in the form of cash, shares, or any other form of consideration; or (iii) in the event of any change in applicable laws or any other change in circumstances that results in or could result in any substantial dilution or enlargement of the rights granted to, or available for, Participants under the Plan.

(b) Corporate Events. Notwithstanding the foregoing, except as otherwise provided in an Award Agreement or in guidelines under the Plan approved by the Board or the Committee, in connection with (i) a merger or consolidation involving the Company in which the Company is not the surviving corporation that would not otherwise constitute a Change in Control; (ii) a merger or consolidation involving the Company in which the Company is the surviving corporation but the holders of Shares receive securities of another corporation and/or other property, including cash, that would not otherwise constitute a Change in Control; (iii) a Change in Control; (iv) a sale, divesture, spin-off or other similar transaction in which any Affiliate of the Company ceases to be an Affiliate of the Company or in the event that the Company or any Affiliate of the Company closes or disposes of a business unit or facility or diminishes or eliminates ownership interests in any business unit of the Company or any Affiliate of the Company so that such operating unit ceases to be majority owned by the Company or any of its Affiliates, with respect to outstanding Awards held by Participants that experience a Termination on account of such event only; or (v) the reorganization or liquidation of the Company (each, a “Corporate Event”), the Committee may, in its discretion, provide for any one or more of the following:

(1) that such Awards be assumed or substituted in connection with such Corporate Event, in which case, the Awards shall be subject to the adjustment set forth in subsection (a) above;

(2) that the vesting of any Awards shall be accelerated, subject to the consummation of such Corporate Event;

(3) that any or all vested and/or unvested Awards be cancelled as of the consummation of such Corporate Event, and that Participants holding Awards so cancelled will receive a payment in respect of cancellation of their Awards based on the amount of the per-share consideration being paid for the Shares in connection with such Corporate Event, less, in the case of Options, Share Appreciation Rights, and other Awards subject to exercise, the applicable exercise price; provided, however, that holders of Options, Share Appreciation Rights, and other Awards subject to exercise shall only be entitled to consideration in respect of cancellation of such Awards if the per-share consideration less the applicable exercise price is greater than zero (and to the extent the per-share consideration is less than or equal to the applicable exercise price, such Awards shall be cancelled for no consideration); and

(4) to the extent permissible under applicable law, that Awards be replaced with a cash incentive program that preserves the value of the Awards so replaced (determined as of the consummation of the Corporate Event), with subsequent payment of cash incentives subject to the same vesting conditions as applicable to the Awards so replaced, and payment to be made within thirty (30) days of the applicable vesting date.

Payments to holders pursuant to clause (3) above shall be made in cash or, in the sole discretion of the Committee, in the form of such other consideration necessary for a Participant to receive property, cash, or securities (or combination thereof) as such Participant would have been entitled to receive upon the occurrence of the transaction if the Participant had been, immediately prior to such transaction, the holder of the number of Shares covered by the Award at such time (less any applicable exercise price). In addition, in connection with any Corporate Event, prior to any payment or adjustment contemplated under this subsection (b), the Committee may require a Participant to (x) represent and warrant as to the unencumbered title to his Awards, (y) bear such Participant’s pro rata share of any post-closing indemnity obligations, and be subject to the same post-closing purchase price adjustments, escrow terms, offset rights, holdback terms, and similar conditions as the other holders of Shares; and (z) deliver customary transfer documentation as reasonably determined by the Committee. The Committee need not take the same action or actions with respect to all Awards or portions thereof or with respect to all Participants. The Committee may take different actions with respect to the vested and unvested portions of an Award.

(c) Fractional Shares. Any adjustment provided under this Section 11 may provide for the elimination of any fractional share that might otherwise become subject to an Award. No cash settlements shall be made with respect to fractional shares so eliminated.

(d) Double-Trigger Vesting. Notwithstanding any other provisions of the Plan, an Award Agreement or Participant Agreement to the contrary, with respect to any Award that is assumed or substituted in connection with a Change in Control, the vesting, payment, purchase or distribution of an Award may not be accelerated by reason of a Change in Control for any Participant unless the Participant’s employment is involuntarily terminated, as a result of the Change in Control. For purposes of this Section 11, a Participant’s employment will be deemed to have been involuntarily terminated as a result of a Change in Control if it is involuntarily terminated other than for Cause (including the Participant’s resignation for “good reason” or “constructive termination” (or similar term) under a Participant Agreement), or is terminated under circumstances which entitle the Participant to mandatory severance payment(s) pursuant to applicable law, in each case, at any time beginning on the date of the Change in Control up to and including the second (2nd) anniversary of the Change in Control.

12. Use of Proceeds.

The proceeds received from the sale of Shares pursuant to the Plan shall be used for general corporate purposes.

13. Rights and Privileges as a Shareholder.

Except as otherwise specifically provided in the Plan, no person shall be entitled to the rights and privileges of share ownership in respect of Shares that are subject to Awards hereunder until such shares have been issued to that person.

14. No Other Entitlements.

(a) No individual shall have any claim or right to be granted an Award under the Plan or, having been selected for the grant of an Award, to be selected for a grant of any other Award.

(b) Neither the Plan nor any action taken hereunder shall be construed as giving any individual any right to be retained in the employ or service of the Company or an Affiliate of the Company.

(c) Except as otherwise specifically stated in any other employee benefit plan, policy or program, neither any Award under the Plan nor any amount realized from any such Award shall be treated as compensation for the purpose of calculating an employee’s benefit under any benefit plan, policy or program.

15. Compliance with Laws.

The obligation of the Company to deliver Shares or other equivalents under the Plan upon vesting and/or exercise of any Award shall be subject to all applicable laws, rules and regulations, and to such approvals by governmental agencies (including without limitation tax authorities) as may be required. The Company shall be under no obligation to register for sale or resale under any applicable laws, rules and regulations any of the Shares to be offered or sold under the Plan or any Shares issued upon exercise or settlement of Awards. If the Shares offered for sale or sold under the Plan are offered or sold pursuant to an exemption from registration under the Securities Act, the Company may restrict the transfer of such shares and may legend the Share certificates representing such shares in such manner as it deems advisable to ensure the availability of any such exemption.

16. Withholding Obligations.

As a condition to the vesting and/or exercise of any Award, the Committee may require that a Participant satisfy, through deduction or withholding from any payment of any kind otherwise due to the Participant, or through such other arrangements as are satisfactory to the Committee, the amount of all federal, state, and local income and other taxes or other mandatory payments of any kind required or permitted to be withheld in connection with such vesting and/or exercise, as well as amounts payable to any third party for escrow services and escrow fees, bank fees, exercise fees, account fees and other related fees and expenses. The Committee, in its discretion, may permit Shares to be used to satisfy such withholding requirements and fee payments, and such shares shall be valued at their Fair Market Value as of the date they are so used; provided, however, that the aggregate Fair Market Value of the number of Shares that may be used to satisfy tax withholding requirements may not exceed the minimum statutorily required withholding amount with respect to such Award.

17. Transferability.

Each Award granted under the Plan will not be transferable or assignable by the recipient, and may not be made subject to execution, attachment or similar procedures, other than by will or the laws of descent and distribution, in each case as determined by a probate court of competent jurisdiction, or as determined by the Committee pursuant to the terms of any Award Agreement in accordance with any other applicable law, rule or regulation.

18. Amendment of the Plan or Awards.

(a) Amendment of Plan. The Board at any time, and from time to time, may amend the Plan; provided, however, that the Board shall not, without shareholder approval, make any amendment to the Plan that requires shareholder approval pursuant to applicable law or the applicable rules of the national securities exchange on which the Shares are principally listed.

(b) Amendment of Awards. The Board or the Committee, at any time, and from time to time, may amend the terms of any one or more Awards; provided, however, that the rights under any Award shall not be impaired by any such amendment unless the Participant consents in writing (it being understood that no action taken by the Board or the Committee that is expressly permitted under the Plan, including, without limitation, any actions described in Section 11 hereof, shall constitute an amendment of an Award for such purpose). Notwithstanding the foregoing, subject to the limitations of applicable law, if any, and without an affected Participant’s consent, the Board or the Committee may amend the terms of any one or more Awards if necessary to bring the Award into compliance with any applicable tax legislation, rule, regulation or guidance (even if issued or amended after the Effective Date), including without limitation Section 409A of the Code and Department of Treasury regulations and other interpretive guidance issued thereunder.

(c) No Repricing of Awards without Shareholder Approval. Notwithstanding subsection (a) or (b) above, or any other provision of the Plan, repricing of Awards shall not be permitted without shareholder approval. For this purpose, a “repricing” means any of the following (or any other action that has the same effect as any of the following): (i) changing the terms of an Award to lower its exercise price (other than on account of capital adjustments resulting from share splits, etc., as described in Section 11(a) hereof); (ii) any other action that is treated as “repricing” under GAAP; and (iii) repurchasing for cash or canceling an Award in exchange for another Award at a time when its exercise price or base price is greater than the Fair Market Value of the underlying Shares, unless the cancellation and exchange occurs in connection with an event set forth in Section 11(b) hereof.

19. Termination or Suspension of the Plan.

The Board may suspend or terminate the Plan at any time. Unless sooner terminated, the Plan shall automatically terminate on the day before the fifth (5th) anniversary of the Effective Date. No Awards may be granted under the Plan while the Plan is suspended or after it is terminated.

20. Effective Date of the Plan.

The Plan is effective as of the Effective Date.

21. Miscellaneous.

(a) Certificates. Shares acquired pursuant to Awards granted under the Plan may be evidenced in such a manner as the Committee shall determine. If certificates representing Shares are registered in the name of the Participant, the Committee may require that such certificates bear an appropriate legend referring to the terms, conditions, and restrictions applicable to such Shares, that the Company retain physical possession of the certificates, and that the Participant deliver a stock power to the Company, endorsed in blank, relating to the Shares. Notwithstanding the foregoing, the Committee may determine, in its sole discretion, that the Shares shall be held in book entry form rather than delivered to the Participant pending the release of any applicable restrictions.

(b) Delay in Delivery.

(i) The Company is relieved from any liability for the nonissuance or nontransfer, or for any delay in the issuance or transfer of any Shares subject to Awards, resulting from the inability of the Company to obtain, or from any delay in obtaining, from any regulatory body having jurisdiction or authority, any requisite approval to issue or transfer any such Shares, if counsel for the Company deems such approval necessary for the lawful issuance or transfer thereof.

(ii) Without limiting the generality of the foregoing, the Company shall not have any obligation or liability as a result of any delay in issuing any certificate evidencing Shares or in the delivery thereof to Participants, or any act or omission of any Company-designated brokerage firm in relation to Shares.

(c) Corporate Action Constituting Grant of Awards. Corporate action constituting a grant by the Company of an Award to any Participant will be deemed completed as of the date of such corporate action, unless otherwise determined by the Committee, regardless of when the instrument, certificate, or letter evidencing the Award is communicated to, or actually received or accepted by, the Participant. In the event that the corporate records (e.g., Committee consents, resolutions or minutes) documenting the corporate action constituting the grant contain terms (e.g., exercise price, vesting schedule or number of shares) that are inconsistent with those in the Award Agreement as a result of a clerical error in the papering of the Award Agreement, the corporate records will control and the Participant will have no legally binding right to the incorrect term in the Award Agreement.

(d) Escrow Agreement. The Committee may require a Participant who receives an Award to enter into an escrow or trustee agreement providing that such Award, or Shares distributed in connection with the vesting, settlement or exercise thereof, will remain in the physical custody of an escrow holder or trustee, as necessary to satisfy applicable local law or otherwise determined to be in the best interests of the Company by the Committee in its discretion.

(e) Clawback/Recoupment Policy. Notwithstanding anything contained herein to the contrary, all Awards granted under the Plan shall be and remain subject to any incentive compensation clawback or recoupment policy currently in effect or as may be adopted by the Committee or the Board, and in each case, as may be amended from time to time, including, but not limited to, any clawback provision(s) in the Compensation Policy. Any such policy adoption or amendment shall in no event require the prior consent of any Participant. In the event that an Award is subject to more than one such policy, the policy with the most restrictive clawback or recoupment provisions shall govern such Award, subject to applicable law.

(f) Provision for Foreign Participants. Awards may be granted to Participants who are foreign nationals or employed outside Israel, or both, on such terms and conditions different from those applicable to Awards to Participants employed in Israel as may be necessary or desirable, in the discretion of the Committee, in order to recognize differences in local law or tax policy. The Committee may also impose conditions on the exercise or vesting of Awards in order to minimize the Company’s obligation with respect to tax equalization for Participants on assignments outside their home countries.

(g) Treatment of Awards Upon a Qualifying Retirement. Upon a Participant’s Qualifying Retirement, and as determined in a Subplan or otherwise by the Committee, Awards (or any part thereof) granted to such Participant may accelerate, continue to vest, provide for an extended period of time in which to exercise an Award upon Termination or contain any other terms and conditions as the Committee deems appropriate.

(h) Data Privacy. As a condition of receipt of any Award, each Participant explicitly and unambiguously consents to the collection, use, and transfer, in electronic or other form, of personal data as described in this subsection (h) by and among, as applicable, the Company and its Affiliates for the exclusive purpose of implementing, administering, and managing the Plan and Awards and the Participant’s participation in the Plan.

In furtherance of such implementation, administration, and management, the Company and its Affiliates may hold certain personal information about a Participant, including, but not limited to, the Participant’s name, home address, telephone number, date of birth, social security or insurance number or other identification number, salary, nationality, job title(s), information regarding any securities of the Company or any of its Affiliates, and details of all Awards (the “Data”). In addition to transferring the Data amongst themselves as necessary for the purpose of implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, the Company and its Affiliates may each transfer the Data to any third parties assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan. Recipients of the Data may be located in the Participant’s country or elsewhere, and the Participant’s country and any given recipient’s country may have different data privacy laws and protections. By accepting an Award, each Participant authorizes such recipients to receive, possess, use, retain, and transfer the Data, in electronic or other form, for the purposes of assisting the Company in the implementation, administration, and management of the Plan and Awards and the Participant’s participation in the Plan, including any requisite transfer of such Data as may be required to a broker or other third party with whom the Company or the Participant may elect to deposit any Shares. The Data related to a Participant will be held only as long as is necessary to implement, administer, and manage the Plan and Awards and the Participant’s participation in the Plan. A Participant may, at any time, view the Data held by the Company with respect to such Participant, request additional information about the storage and processing of the Data with respect to such Participant, recommend any necessary corrections to the Data with respect to the Participant, or refuse or withdraw the consents herein in writing, in any case without cost, by contacting his local human resources representative. The Company may cancel the Participant’s eligibility to participate in the Plan, and in the Committee’s discretion, the Participant may forfeit any outstanding Awards if the Participant refuses or withdraws the consents described herein. For more information on the consequences of refusal to consent or withdrawal of consent, Participants may contact their local human resources representative.

(i) No Liability of Committee Members. Subject to applicable law, neither any member of the Committee nor any of the Committee’s permitted delegates shall be liable personally by reason of any contract or other instrument executed by such member or on his behalf in his capacity as a member of the Committee or for any mistake of judgment made in good faith, and the Company shall indemnify and hold harmless each member of the Committee and each other employee, officer, or director of the Company to whom any duty or power relating to the administration or interpretation of the Plan may be allocated or delegated, against all costs and expenses (including counsel fees) and liabilities (including sums paid in settlement of a claim) arising out of any act or omission to act in connection with the Plan, unless arising out of such person’s own fraud or willful misconduct; provided, however, that approval of the Committee shall be required for the payment of any amount in settlement of a claim against any such person. The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s articles of association, as may be amended from time to time, as a matter of law, or otherwise, or any power that the Company may have to indemnify them or hold them harmless.

(j) Payments Following Accidents or Illness. Subject to applicable law, if the Committee shall find that any person to whom any amount is payable under the Plan is unable to care for his affairs because of illness or accident, or is a minor, or has died, then any payment due to such person or his estate (unless a prior claim therefor has been made by a duly appointed legal representative) may, if the Committee so directs the Company, be paid to his spouse, child, relative, an institution maintaining or having custody of such person, or any other person deemed by the Committee to be a proper recipient on behalf of such person otherwise entitled to payment. Any such payment shall be a complete discharge of the liability of the Committee and the Company therefor.

(k) Governing Law. The Plan shall be governed by and construed in accordance with the internal laws of the State of Israel without reference to the principles of conflicts of laws thereof.

(l) Compliance with Section 409A of the Code. To the extent that the Committee determines that any Award granted hereunder is subject to Section 409A of the Code, the Award Agreement evidencing such Award shall incorporate the terms and conditions necessary to avoid the consequences specified in Section 409A(a)(1) of the Code. To the extent applicable, the Plan and Award Agreements shall be interpreted in accordance with Section 409A of the Code. Notwithstanding anything to the contrary in the Plan (and unless the Award Agreement specifically provides otherwise), if the Shares are publicly traded and if a Participant holding an Award that constitutes “deferred compensation” under Section 409A of the Code is a “specified employee” for purposes of Section 409A of the Code, no distribution or payment of any amount that is due because of a “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) will be issued or paid before the date that is six (6) months following the date of such Participant’s “separation from service” (as defined in Section 409A of the Code without regard to alternative definitions thereunder) or, if earlier, the date of the Participant’s death, unless such distribution or payment can be made in a manner that complies with Section 409A of the Code, and any amounts so deferred will be paid in a lump sum on the day after such six (6) month period elapses, with the balance paid thereafter on the original schedule.

(m) Funding. No provision of the Plan shall require the Company, for the purpose of satisfying any obligations under the Plan, to purchase assets or place any assets in a trust or other entity to which contributions are made or otherwise to segregate any assets, nor shall the Company be required to maintain separate bank accounts, books, records, or other evidence of the existence of a segregated or separately maintained or administered fund for such purposes. Participants shall have no rights under the Plan other than as unsecured general creditors of the Company, except that insofar as they may have become entitled to payment of additional compensation by performance of services, they shall have the same rights as other employees and service providers under general law.

(n) Restrictions. The Committee shall have the power to impose such other restrictions on Awards as it may deem necessary or appropriate to ensure that such Awards satisfy all requirements for favorable tax treatment under Section 162(m)(4)(C) of the Code, Section 102 of the Israeli Tax Ordinance or any other applicable tax law provision.

(o) No Limitation on Compensation. Nothing in the Plan shall be construed to limit the right of the Company to establish other plans or to pay compensation to its employees, officers or directors in cash or property, in a manner that is not expressly authorized under the Plan.

(p) No Constraint on Corporate Action. Nothing in the Plan shall be construed (i) to limit, impair or otherwise affect the Company’s right or power to make adjustments, reclassifications, reorganizations or changes of its capital or business structure, or to merge or consolidate, or dissolve, liquidate, sell or transfer all or any part of its business or assets, or (ii) except as provided in Section 18 or 19 hereof, to limit the right or power of the Company or its Affiliates to take any action that such entity deems to be necessary or appropriate.

(q) Reliance on Reports. Each member of the Committee and each member of the Board shall be fully justified in relying, acting or failing to act, and shall not be liable for having so relied, acted, or failed to act in good faith, upon any report made by the independent public accountant of the Company and its Affiliates and upon any other information furnished in connection with the Plan by any person or persons other than such member.

(r) Titles and Headings. The titles and headings of the sections in the Plan are for convenience of reference only, and in the event of any conflict, the text of the Plan, rather than such titles or headings, shall control.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

Date: July 30, 2015	By:	/S/ EYAL DESHEH
	Name:	Eyal Desheh
	Title:	Group Executive Vice President, Chief Financial Officer